Exhibit 99.1

Sundance Energy

Australia Limited

Annual Report

31 December 2016

Table of Contents

Forward-looking Statements	1
Abbreviations & Definitions	1
Chairman’s Letter	2
CEO’s Report	3
Directors’ Report	5
Auditor’s Independence Declaration	31
Corporate Governance	32
Financial Information	43
Directors’ Declaration	96
Auditor’s Report	97
Additional Information	103
Corporate Information	105

Forward-Looking Statements

This Annual Report includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this report sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Competent Persons Statement

This report contains information on Sundance Energy’s reserves which has been reviewed by Stephen E. Gardner, Professional Engineer, who is licensed in Colorado and Texas and is qualified in accordance with ASX Listing Rule 5.11 and has consented to the inclusion of this information in the form and context in which it appears.

Abbreviations & Definitions

Adjusted EBITDAX — earnings before interest, income taxes, depreciation, depletion, amortisation and exploration expenses, adjusted for other non-cash items of income/expense

Bbl — one barrel of oil

BOE - a barrel of oil equivalent, using the ratio of six Mcf of natural gas to one Bbl of crude oil

BOEPD — barrels of oil equivalent per day

Constant Case — the reserve report case using first of month average pricing for the trailing 12 months held constant throughout the life of the reserves as prescribed by the US Securities and Exchange Commission (SEC)

EBITDAX Margin — Adjusted EBITDAX as a percentage of oil and natural gas revenue

MBOE - a thousand barrels of oil equivalent

MBbl - a thousand barrels of crude oil

Mcf — one thousand cubic feet of natural gas

MMcf — one million cubic feet of natural gas

M - when used with $ equals millions

Net Acres — gross acres multiplied by the Company’s working interest

Net Wells - gross wells multiplied by the Company’s working interest

PDP - proved developed producing reserves

PUD — proved undeveloped reserves

PV10 - discounted cash flows of the Company’s reserves using a 10% discount factor

One barrel of oil is the energy equivalent of six Mcf of natural gas.

All oil and gas quantity and revenue amounts presented in this report are net of royalties and transportation.

All currency amounts presented in this report are shown in US dollars except per share amounts which are presented in Australian dollars or unless otherwise noted by “A$”, which represents Australian dollars.

CHAIRMAN’S LETTER

Dear Fellow Shareholders,

I am pleased to present Sundance Energy Australia Limited’s Annual Report for the year ended 31 December 2016.  This last year presented unique challenges for the industry and for Sundance.  In February 2016, the price of crude oil plunged to its lowest point in over a decade.  During the year, more than 60 US-based oil and gas companies filed for bankruptcy.  In the face of these challenges, Sundance proactively managed its assets, its balance sheet and its cost structure.  Maintaining strong discipline during this prolonged downturn has positioned Sundance to be able to capitalize on the opportunities that will be presented in the subsequent upcycle.

A successful equity raise of nearly A$90 million in mid-2016 allowed us to accelerate development on our Eagle Ford acreage.  We brought 19 gross (11.0 net) wells on production during the year and increased proved reserves to 33.8 Mmboe, a year-over-year increase of 29%.

Throughout 2016, we focused on cost reductions across all aspects of the organization.  Those efforts resulted in a reduction in lease operating expenses from $6.96 per barrel in 2015 to $5.79 per barrel in 2016.  General and administrative expense declined from $6.48 per barrel in 2015 to $5.42 per barrel in 2016.  These per barrel decreases were achieved despite a 16% year-over-year decline in our average daily production rate that occurred due to a scaled-down development program over the last two years.

In general we were pleased with the early stage production profiles of new wells brought on line and of the initial results with our re-fracking program. Nevertheless our production performance in the fourth quarter was less than predicted principally due to some unforeseen timing issues and operational decisions, as well as some unplanned downtime related to surface and downhole equipment in the field. We are very much focused on addressing the latter with a range of organizational and engineering improvements having already been implemented during early 2017. These, together with our front-end loaded drilling and completions program, are predicted to result in meeting forecast production levels.

We completed two acquisitions in our McMullen County area within the Eagle Ford that added 5,180 net acres and 10.6 net producing wells for $23.1 million.  In late 2016, we divested of an acreage block containing 2,709 net acres located in Atascosa County for $7.1 million.  This acreage was undeveloped and outside the Company’s core project development area.  As of yearend, our Eagle Ford position had grown to 42,700 net acres with over 400 gross undrilled locations.

As a result of the equity raise, we were able to execute our development program and these acquisitions without acquiring any additional debt and end the year with $17.5 million of cash.  Subsequent to yearend, we announced that we had entered into an agreement to sell our assets located in the Anadarko Basin of Oklahoma for $18.5 million.  This will enable us to focus all of our operational activity in our valuable Eagle Ford acreage in South Texas. The sale is expected to close by May 2017.

The Company continues to place a high priority on safety and on conducting our operations in an environmentally responsible manner.  This focus extends not only to employees but to contractors and vendors who work with the Company.  This will continue to be a priority as we execute our strategy in 2017 and beyond.

It is during challenging times that the support of all of the Company’s stakeholders is even more critical.  The accomplishments and progress we were able to achieve over the last year would not have been possible without the significant contributions from my fellow members of the Board of Directors, the management team and the staff.  Those efforts, coupled with the continued support of our shareholders, were instrumental in positioning the Company for continued growth and value creation.

On behalf of the Board and Company, I would like to thank everyone for their support.  The Board and Management are very much focused on creating additional value for shareholders, and we believe that the Company is well positioned to take advantage of improving conditions in the industry and of the emerging opportunities.

Yours sincerely,

Mike Hannell

Chairman

CEO’S REPORT

Dear Fellow Shareholders,

The past two and a half years of depressed oil prices have challenged our industry, and company, in unprecedented fashion.  The significant drop in price and lack of sustained recovery have led nearly 200 oil and gas related companies to file for bankruptcy protection, hundreds of thousands to lose jobs, and caused billions of dollars of value destruction.

While carnage in the industry has been painful, there are a number of reasons to be optimistic.  First, after several years of a painful price war from OPEC, recent cartel supply cuts appear to be providing some relief.  Secondly, reduced investment in long dated projects over the past couple of years will ultimately result in slowed growth and there remains little spare capacity to quickly responsd to demand increases.

On the demand side, growth remains highly correlated to economic output and at current rates we are adding about 1 million barrels per day to global demand.  With few viable large scale alternatives, demand is poised to exceed 100 million barrels per day in the foreseeable future.  With growing demand and limited spare capacity, higher oil prices will be necessary to support supply from more expensive sources.

Onshore in the United States the resiliency of the industry in the face of this depression has been impressive.  Development costs have dropped by 40-50%, new development in the Permian Basin has begun to delineate a major new source of supply, and completion technologies have continued to advance allowing better recoveries.  These factors coupled with recent stability in crude prices have supported economic development and production growth.

The industry in the US is now approaching an inflection point where activity levels are driving service costs higher thus reducing operator returns.  Increasing service costs coupled with the recent slight pull back in prices means supply growth in the US should ultimately be limited by basic economics.  As always, the industry is a fascinating study in marginal cost.

Navigating these economic waters has proven challenging.  We have done some things well and had several decisions adversely impacted by macro-economic factors along the way.  We entered this downturn with a clean balance sheet and some hedging to protect cash flows.  We aggressively cut capital and operating commitments at the early stage of (and throughout) the cycle and have no material, burdensome long term service or marketing contracts.

Our strategy is (and has been) to grow our asset base in the Eagle Ford during the cycle and we’ve successfully added over 20,000 net high quality acres, primarily in the volatile oil window.  We funded these acquisitions primarily with debt.  Had we anticipated the depth and breadth of this price cycle, we likely would have issued equity to fund these transactions to preserve balance sheet liquidity.

Secondly, we entered the downturn with a reasonable hedge position to protect the Company’s cash flows and balance sheet.  Had we anticipated two and a half years of low prices, we would have increased that position in late 2014 providing additional cash flow to grow shareholder value.  Subsequently, we have adopted a more aggressive, market average approach to our hedging strategy and intend to use an appropriate mix of equity (through joint ventures or issuance of ordinary shares) and debt to fund accretive acquisitions in the future.

In May of 2016 we had an opportunity to grow our reserve and production base and raised equity that funded an accretive acquisition and provided capital to allow completion of 10.5 net Eagle Ford wells.  This transaction and the associated investments allowed us to generate strong per share growth for our shareholders.  We increased:

1)             Production per hundred debt adjusted shares to 0.13 boe in Q4 2016, a 37% increase;

2)             Proved PV10 per hundred debt adjusted shares to $15 at year-end 2016, a 21% increase; and

3)             Annualized EBITDA per hundred debt adjusted shares to $2.68 in Q4 2016, a 35% increase.

Despite strong per share growth in the second half of 2016, in the fourth quarter of 2016 production was below our expectations and we did not effectively communicate the drivers of this production miss.  It was caused by four factors:

1)             A technical decision to choke back three new wells in Dimmit County, Texas and five refrack wells in McMullen County, Texas.  These decisions reduced production by approximately 1,000 boepd by deferring and reducing the wells’ peak production rates.  While this decision impacted short-term production, we anticipate the deferred volumes and then some will be recovered over the wells productive life;

2)             The Woodward well, originally forecasted to begin production in late September 2016, was delayed due to re-negotiation of farm-in terms on the lease adding over $30 million to the value of the asset through a reduction in royalty rates, reduction in drilling commitments, and elimination of a deferred purchase price.  This well production tested in late Q1 of 2017, on a 12/64ths choke, at 335 barrels of oil and 3.3 mmcf of wet gas or approximately 885 boe/d;

3)             We installed over 30 new rod pumps in the second half of 2016 and the majority of those wells under-performed our expectations costing approximately 1,000 boe/d.  As of the writing of this report we are approximately 60-70% through diagnosing and resolving these issues and anticipate the remainder of these to be completed in the second quarter of 2017; and

4)             We changed our gas marketing elections to maximize revenue on 3.6 net new non-operated wells in McMullen County and on our Dimmit County project reducing production by approximately 500 boepd.

As these short-term production challenges are ultimately resolved in the second quarter of 2017, we anticipate adding significant value for our shareholders through execution of our strategy.  As we will have limited production from new wells in the first half of 2017, we anticipate production declines from the fourth quarter of 2016 until new wells start producing in earnest in the late second quarter of 2017.  Once growth begins, we anticipate achieving approximately 20% full year production growth and building production rates into the 9,000-10,000 boe/d range.

High quality Eagle Ford acreage is becoming scarce, increasing the value of our holdings despite low prices.  We expect to drive shareholder value by continuing to grow our acreage footprint through accretive transactions and our development program.  We measure the success of this strategy through share price growth and per share growth in production, EBITDA, reserves and net asset value which we believe are highly correlated to long-term shareholder returns.

Through our development program, we will be developing a second target in the lower Eagle Ford in McMullen County that we believe adds at least 60 gross locations to our remaining inventory, extending that inventory to approximately 157 gross locations providing visibility into growth for over 10 years.

Also in McMullen County, with the successful completion and production testing of the Woodward well under the Choke Canyon reservoir in the first quarter, we have begun to commercialize an asset that entailed complex permitting and land negotiations but includes at least 30 and potentially 60 highly economic Eagle Ford locations.

In Dimmit County, we have two wells planned which continue our technical process to improve recoveries.  We have also identified substantial cost savings available when we are ultimately able to shift to pad development of this asset.  Between increasing recoverable reserves and reducing costs, we are excited for our ability to unlock shareholder value on this asset.

Finally, I would like to thank all of the stakeholders in the Company including our hard working associates, board members, advisors, attorneys and shareholders.  While the past several years have been challenging, the Company is poised to create substantial shareholder value through execution of its strategy in 2017 and beyond.

Yours Sincerely,

Eric McCrady

Managing Director/ Chief Executive Officer

DIRECTORS’ REPORT

Your Directors present this report on the Company and its consolidated entities (“Group,” the “Company” or “Consolidated Group”) for the financial year ended 31 December 2016.

Directors

The names of Directors in office at any time during or since the end of the year are:

•             Michael D Hannell

•             Damien A Hannes

•             H Weldon Holcombe

•             Neville W Martin

•             Eric P McCrady

These Directors have been in office since the start of the financial period to the date of this report.

Company Secretary

At the end of the financial period, Mr Damien Connor held the position of Company Secretary and has served as Company Secretary since August 2013. Mr. Connor has been a member of the Institute of Chartered Accountants of Australia since 2002 and is a member of the Governance Institute of Australia and a graduate of the Australian Institute of Company Directors.  He is also Chief Financial Officer and Company Secretary of ASX-listed UraniumSA Limited and Archer Exploration Limited.

Principal Activities

The principal activities of the Group during the financial year were:

•             the exploration for and development and production of oil and natural gas in the United States of America; and,

•             the continued expansion of its portfolio of oil and gas leases in the United States of America.

No significant changes in the nature of the activities of the Group occurred during the year.

Highlights and Significant Changes in State of Affairs

Following is a summary of highlights and significant changes in the state of affairs of the Group during the year ended 31 December 2016:

•             Increased our position through two acquisitions in our core Eagle Ford area for approximately $23.1 million.  These acquisitions included 10.6 net producing wells and 5,180 net acres;

•             Increased our net acreage position in the Eagle Ford to 42,700 net acres, which includes over 400 gross undrilled locations;

•             Brought on 19 gross (11.0 net) wells during the year;

•             Completed a successful equity raise of A$89 million, which facilitated accelerated development and the acquisition of additional wells and acreage as described above;

•             Production in 2016 was 6,469 Boe/d, which included 365 Boe/d of flared gas, a 16% decrease compared to prior year.  The production decrease resulted from the significant reduction in development during the recent period of commodity price volatility;

•             Increased our EBITDAX as a percentage of revenue from 70% in 2015 to 72% in 2016, despite a year-over-year reduction in realised commodity prices of over 14%.  This was primarily achieved by lowering lease operating expense from $6.96/Boe in 2015 to $5.78/Boe and cash general and administrative expense from $4.93/BOE to $4.19 Boe;

•             Divested of a non-core acreage position for $7.1 million and ended the year with $17.5 million in cash;

•             Proved oil and gas reserves at yearend were 33.8 mmboe, a 29% increase from the prior yearend; and

•             Launched a Nasdaq listed ADR program in September 2016 (Nasdaq:  SNDE).

There were no other material changes in the state of affairs of the Company.

Revenues and Production.  The following table provides the components of our revenues for the year ended 31 December 2016 and 2015, as well as each year’s respective sales volumes:

	Year ended 31 December		Change in	Change as
	2016	2015	$	%
Revenue (US$’000)
Oil sales	57,296	82,949	(25,653)	(30.9)
Natural gas sales	4,937	4,720	217	4.6
Natural gas liquids (NGL) sales	4,376	4,522	(146)	(3.2)
Product revenue	66,609	92,191	(25,582)	(27.7)

	Year ended 31 December		Change in	Change as
	2016	2015	Volume	%
Net sales volumes:
Oil (Bbls)	1,412,475	1,828,955	(416,480)	(22.8)
Natural gas (Mcf)	2,940,715	2,580,682	360,033	14.0
NGL (Bbls)	331,622	393,211	(61,589)	(15.7)
Oil equivalent (Boe)	2,234,216	2,652,280	(418,064)	(15.8)
Average daily sales production (Boe/d)	6,104	7,267	(1,163)	(16.0)

Barrel of oil equivalent (Boe) and average net daily production (Boe/d).  Sales volume decreased by 418,064 Boe (16%) to 2,234,216 Boe (6,104 Boe/d) for the year ended 31 December 2016 compared to 2,652,280 Boe (7,267 Boe/d) for the prior year primarily due to the Company’s back-loaded 2014 development program.  All of the Company’s 2016 completions were in the second half of the year, resulting in less than a full year of production on those wells.

The Eagle Ford contributed 5,389 Boe/d (88%) of total sales volume during the year ended 31 December 2016 compared to 6,167 Boe/d (85%) during the prior year. Mississippian/Woodford contributed 715 Boe/d (12%) of total sales volume during the year ended 31 December 2016 compared to 1,100 Boe/d (15%) during the prior year. Our sales volume is oil-weighted, with oil representing 63% and 69% of total sales volume for the year ended 31 December 2016 and 2015, respectively.

Oil sales.  Oil sales decreased by $25.7 million (31%) to $57.3 million for the year ended 31 December 2016 from $82.9 million for the prior year. The decrease in oil revenues was the result of the decrease in product pricing ($6.8 million), with an additional decrease due to oil production ($18.9 million).  The average price we realised on the sale of our oil decreased by 11% to $40.56 per Bbl for the year ended 31 December 2016 from $45.35 per Bbl for the prior year.  Oil production volumes decreased 22.8% to 1,412,475 Bbls for the year ended 31 December 2016 compared to 1,828,955 Bbls for the prior year.

Natural gas sales.  Natural gas sales increased by $0.2 million (5%) to $4.9 million for the year ended 31 December 2016 from $4.7 million for the prior year. The increase in natural gas revenues was primarily the result of increased production volumes ($0.7 million), offset by lower product pricing ($0.4 million).  Natural gas production volumes increased 360,033 Mcf (14%) to 2,940,715 Mcf for the year ended 31 December 2016 compared to 2,580,682 Mcf for the prior year due to slightly higher gas-oil ratios on wells completed during the year. The average price we realised on the sale of our natural gas decreased by 8% to $1.68 per Mcf (net of transportation and marketing) for the year ended 31 December 2016 from $1.83 per Mcf for the prior year.

Natural gas liquids sales (NGL).  NGL sales decreased by $0.1 million (3%) to $4.4 million for the year ended 31 December 2016 from $4.5 million for the prior year. The decrease in NGL revenues was primarily the result of decreased production volumes ($0.7 million), offset by better product pricing ($0.6 million). The average price we realised on the sale of our natural gas liquids increased by 15% to $13.20 per Bbl for the year ended 31 December 2016 from $11.50 per Bbl for the prior year.  NGL production volumes decreased 61,589 Bbls (16%) to 331,622 Bbls for the year ended 31 December 2016 compared to 393,211 Bbls for the prior year.

	Year ended 31 December		Change in	Change as
Selected per Boe metrics (US$)	2016	2015	$	%
Total oil, natural gas and NGL revenue	29.81	34.76	(4.95)	(14.2)
Lease operating expense	(5.79)	(6.96)	1.17	16.8
Production tax expense	(1. 88)	(2.28)	0.40	17.5
Depreciation and amortisation expense	(21.55)	(35.66)	14.11	39.6
General and administrative expense	(5.42)	(6.48)	1.06	16.3

Lease operating expenses.  Our lease operating expenses (LOE) decreased by $5.5 million (30%) to $12.9 million for the year ended 31 December 2016 from $18.5 million in the prior year, and decreased $1.17 per Boe to $5.79 per Boe from $6.96 per Boe.  During 2016, the Company was able to negotiate discounts and improved pricing with a significant number of LOE vendors, which resulted in lower LOE.

Production taxes.  Our production taxes decreased by $1.8 million (31%) to $4.2 million for the year ended 31 December 2016 from $6.0 million for the prior year but stayed relatively flat as a percent of revenue. The decrease in production tax expense is consistent with the decrease in revenue.

Depreciation and amortisation expense, including depletion.  Our depreciation and amortisation expense decreased by $46.4 million (49%) to $48.1 million for the year ended 31 December 2016 from $94.6 million for the prior year and decreased $14.11 per Boe to $21.55 per Boe from $35.66 per Boe.  The decrease is a result of decreased production levels and a lower depletable asset base due to prior-year’s impairment.

General and administrative expenses.  General and administrative expenses decreased by $5.1 million (29.5%) to $12.1 million for the year ended 31 December 2016 as compared to $17.2 million for the prior year. The decrease in general and administrative expenses is primarily due to G&A cost saving initiatives implemented by the Company in 2016, including a restructuring that resulted in the lay-off of approximately 30% of the Company’s employees in January 2016.  Cash general and administrative expenses (which excludes non cash share-based compensation expense) per Boe decreased by 15.0% to $4.19 for the year ended 31 December 2016 as compared to $4.93 per Boe for the prior year.

Impairment expense.  The Company recorded impairment expense of $10.2 million for the year ended 31 December 2016 on the Company’s oil and gas assets which includes reducing the carrying value of its Greater Anadarko Basin assets by $4.6 to the expected proceeds from the sale of those assets.  These assets were reclassified as “Assets Held for Sale” on the Company’s balance sheet as of 30 June 2016.  Under the applicable IFRS accounting rules, recording of amortisation expense ceases at the time the assets are reclassified, which resulted in impairment expense as the assets depleted over time. Impairment expense also included the write-down of its Cooper Basin exploration and evaluation asset ($6.7 million) and a partially offsetting adjustment to prior year impairment expense related to a vendor discount received on 2015 capital expenditures subsequent to the issuance of the 2015 annual report ($1.1 million).  The Company had impairment expense of $321.9 million in the year ended December 31, 2015.

Exploration expense. The Company did not incur any material exploration expenses for the year ended 31 December 2016.  The Company incurred exploration expense of $7.9 million in 2015 related to two unsuccessful exploratory wells.

Finance costs.  Finance costs, net of amounts capitalised to exploration and development, increased by $2.8 million to $12.2 million for the year ended 31 December 2016 as compared to $9.4 million in the prior year. The increase primarily relates to additional interest incurred on a larger average outstanding debt balance throughout 2016.

(Loss) Gain on derivative financial instruments.  The Company had a loss on derivative financial instruments of $12.8 million for the year ended 31 December 2016 as compared to $15.3 million gain in the prior year.  The loss on commodity hedging consisted of $21.4 million of unrealised losses on commodity derivative contracts, offset by $8.7 million of realised gains on commodity derivative contracts for the year ended 31 December 2016.  The prior year gain on commodity hedging consisted of $12.4 million and $2.9 million of realised and unrealised gains on commodity derivative contracts, respectively.

Following is a summary of the Company’s open oil and natural gas derivative contracts at 31 December 2016:

	Oil Contracts (Weighted Average)(1)			Natural Gas Contracts (Weighted Average) (1)
Contract Year	Units (Bbl)	Floor	Ceiling	Units (Mmbtu)	Floor	Ceiling
2017	930,000	$49.12	$58.78	1,680,000	$2.86	$3.21
2018	612,000	$49.88	$58.92	1,290,000	$2.95	$3.36
2019	300,000	$52.51	$54.31	720,000	$2.95	$3.78
Total	1,842,000	$49.87	$58.10	3,690,000	$2.91	$3.37

(1)         The Company’s outstanding derivative positions include swaps totaling 1,182,000 Bbls and 1,830,000 Mcf, which are included in both the weighted average floor and ceiling value.

Income taxes.  The components of our provision for income taxes are as follows:

	Year ended 31 December
(In US$’000s)	2016	2015

Current tax expense/(benefit)	1,563	(6,191)
Deferred tax expense/(benefit)	142	(100,947)
Total income tax expense/(benefit)	1,705	(107,138)
Combined Federal and state effective tax rate	(3.91)%	28.9%

Our combined Federal and state effective tax rates differ from the Group’s statutory tax rate of 30% primarily due to an increase in unrecognised tax losses, offset by US federal and state tax rates. The effective tax rate in 2015 was higher due to its deferred tax liabilities, which were fully utilised in the period.  See Note 7 in the Notes to the Consolidated Financial Statements of this report for further information regarding our income taxes.

Adjusted EBITDAX.  The Company uses both IFRS and certain non-IFRS measures to assess its performance. Management believes these non-IFRS measures provide useful supplemental information to investors in order that they may evaluate the Company’s financial performance using the same measures as management. Management believes that, as a result, the investor is afforded greater transparency in assessing the financial performance of the Company. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted EBITDAX is defined as earnings before interest expense, income taxes, depreciation, depletion and amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation, restructuring charges, gains and losses on commodity hedging, net of settlements of commodity hedging and certain other non-cash or non-recurring income/expense items.

For the year ended 31 December 2016, adjusted EBITDAX was $47.9 million, or 72% of revenue, compared to $64.8 million, or 70% of revenue, from the prior year.

The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX:

	Year ended 31 December
(In US$’000s)	2016	2015

IFRS Loss Reconciliation to Adjusted EBITDAX:
Loss attributable to owners of Sundance	(45,694)	(263,835)
Income tax expense/(benefit)	1,705	(107,138)
Finance costs, net of amounts capitalised and interest received	12,219	9,418
Loss on debt extinguishment	—	1,451
Loss (gain) on derivative financial instruments	12,761	(15,256)
Settlement of derivative financial instruments	8,672	12,404
Depreciation and amortisation expense	48,147	94,584
Impairment of non-current assets	10,203	321,918
Exploration expense	30	7,925
Stock compensation, value of services	2,524	4,100
Gain on sale of non-current assets	—	(790)
Other income, net (1)	(2,704)	—
Adjusted EBITDAX	47,863	64,781
Adjusted EBITDAX Margin (as percent of revenue)	72%	70%

(1)         Includes nonrecurring proceeds from an insurance settlement of $2.4 million and a litigation settlement of $1.2 million, offset by restructuring charges of $(0.8) million and other $(0.1) million.

Exploration and Development

The Company’s exploration and development activities in 2016 were focused in the Eagle Ford and the Mississippian/Woodford Formations. Exploration and development expenditures for the Eagle Ford and Mississippian/Woodford Formations during the year ended 31 December 2016 totalled $58.8 million, which included $35.7 million of drilling and development expenditure, $4.3 million on facilities and infrastructure, $9.1 million related to pumping unit installs, $6.0 million related to the refrac program and $3.7 million of exploration and evaluation expenditures.  This investment resulted in the addition of 19 gross (11.0 net) producing wells, of which 8 gross (7.4 net) are Sundance-operated.

Acquisitions

In July and December 2016, the Company completed two acquisitions, both of which included properties primarily operated by Sundance in our core Eagle Ford area for $23.1 million.  These acquisitions included 10.6 producing wells and 5,180 net acres.

Dispositions

In December 2016, the Company divested 3,336 gross (2,709 net) acres located in Atascosa County, Texas for cash proceeds of $7.1 million.  The Eagle Ford acreage was undeveloped and was outside the Company’s core development area. In March 2017, the Company executed a purchase and sale agreement to sell all of its Greater Anadarko Basin assets for $18.5 million (subject to customary closing adjustments).  The sale is expected to close by May 2017.

Reserves

The Company’s reserves at 31 December 2016 were announced in February 2017. The Company’s Total Proved Reserves volumes increased 29% as compared to reserves at 31 December 2015.

The Company’s reserve estimates were calculated by Ryder Scott Company, L.P. (Ryder Scott) as at 31 December 2016.  The reports were prepared in accordance with U.S. Securities and Exchange Commission (SEC) guidelines utilizing two pricing scenarios.  In the SEC report, pricing is based on the average of the first-day-of-the-month prices for the trailing twelve-months, held constant over the life of the reserves.  This pricing is prescribed by the SEC and is required to be used in reports filed with the SEC.  In the second pricing scenario, NYMEX strip pricing as of 31 December 2016 was used.  PV10 value (shown in the first table below) is calculated using NYMEX strip pricing as of 31 December 2016.

The reserve estimates are based on, and fairly represent, information, supporting documentation prepared by, or under supervision of, Mr. Stephen E. Gardner. Mr. Gardner is a Licensed Professional Engineer in the States of Colorado and Texas (Colorado No. 44720) with over 11 years of practical experience in estimation and evaluation of petroleum reserves.  Mr. Gardner meets or exceeds the education, training and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We believe that he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines. Mr. Gardner consents to the inclusion in this report of the information and context in which it appears.

Summary reserve information presented in Ryder Scott’s NYMEX strip and pricing evaluations are provided below.

NYMEX Strip Pricing	Oil (Mbbls)	NGL (Mbbls)	Gas (Mmcf) (1)	Mboe	PV10 ($ ‘000)
Proved Developed Producing	7,842	2,464	18,029	13,311	213,258
Proved Undeveloped	12,805	3,610	24,264	20,459	126,738
Total Proved Reserves	20,647	6,074	42,293	33,770	339,996

SEC Pricing	Oil (Mbbls)	NGL (Mbbls)	Gas (Mmcf) (1)	Mboe
Proved Developed Producing	7,440	2,269	16,704	12,493
Proved Undeveloped	11,001	2,825	19,026	16,997
Total Proved Reserves	18,441	5,094	35,730	29,490

(1)         One barrel of oil is the energy equivalent of six Mcf of natural gas.

Financial Position

Throughout 2016, the Company maintained its borrowings of $192 million ($125 million term loan and $67 million outstanding on the reserve based revolver).  The Company was fully drawn on its term loan and reserve based revolver.  As at 31 December 2016, the Company was in compliance with all of its covenants and is expecting to remain compliant for the remainder of 2017. The Company ended 2016 with cash of $17.5 million.

Cashflow

Cash provided by operating activities for the year ended 31 December 2016 was $42.7 million, a decrease of $21.8 million compared to the prior year ($64.5 million).  This decrease was primarily due to receipts from sales decreasing $34.7 million, to $64.7 million and pay down of 2015 accounts payables and accrued expense balances.  See Review of Operations for more information.

Cash used in investing activities for the year ended 31 December 2016 decreased significantly to $80.0 million (including $12 million of payments related to 2015 development) as compared to $180.8 million in prior year.  This decrease is due to the Company’s down-cycle development plan to drill and complete within operating cash flow, with the exception of some accelerated development subsequent to the capital raise in the second half of 2016.

Cash provided by financing activities for the year ended 31 December 2016 increased to $51.8 million.  This increase is a result of the $64.2 million capital raise, offset by borrowing costs paid of $11.8 million.  There were no additional draws on the Company’s credit facilities compared to last year’s $62.0 million net draw and no equity raised in 2015.

Matters Subsequent to the End of the Financial Year

In March 2017, the Company executed a purchase and sale agreement to sell all of its Greater Anadarko Basin assets for $18.5 million (subject to customary closing adjustments).  The sale is expected to close by May 2017.

Future Developments, Prospects and Business Strategies

The Group’s business strategies and prospects for growth in future financial years are presently concentrated on growing the value of the Group’s current Eagle Ford Shale position through direct leasing from mineral owners, acquisitions of producing properties and non-producing assets and development of those assets.

Environmental Issues

The Group is committed to the environmentally sustainable development of its operations and, while the Group’s operations are subject to significant environmental regulation under the laws of the states in which we operate and the United States of America, no notice of any material breach has been received and the Directors believe no material breach of any environment regulations has occurred.  The Company maintains strict internal performance and reporting guidelines to capture all spills and emissions.  Additionally, a third party firm is used to conduct environmental inspections to ensure the company is meeting both internal and external standards.

In the Group’s Oklahoma asset, significant company and regulatory scrutiny has been placed on seismic events in proximity to salt water disposal wells (“SWDs”).  Prior to the development and operation of our SWDs, the company undertook a study of the state approved disposal zones and successfully drilled and completed its SWDs in state approved zones that accept sufficient volumes of water to meet the Company’s operational objectives while minimizing the potential risk of seismic events.  Three of the Group’s SWDs did not meet new regulations enacted in 2015, but have been plugged-back to assure we are injecting into the proper zone, and now are in full compliance.

Health and Safety

The Company is committed to providing a best in class health and safety environment for its employees, contractors and communities with a zero-defect target.  The Company tracks both company and company plus contractor incident rates.  During 2016, the Company had an Occupational Safety and Health Administration (“OSHA”) company plus contractor Recordable Incident Rate (“ORIR”) of 2.62 per 200,000 man hours.

The Company maintains a comprehensive safety program that includes training of employees and regular monitoring of employee and contractor safety certifications.  The Company uses a third party expert to conduct random safety audits of its key operational activities and implements any changes identified by these audits.

The Company uses subcontractors and vendors (“Contractors”) for execution of a significant portion of its operating activities.  Prior to utilising the Contractors, the Company investigates the historical safety ratings of the Contractor utilizing the Contractor’s Workers Compensation Experience Modification Ratio (“EMR”).  Only contractors with EMRs below 1.0 are utilized unless executive exception is granted. The Company investigates the safety certifications and experience of key Contractor employees expected to work on the Company’s assets.  As part of the Company’s policy all Contractors must provide written confirmation that they will comply with the Company’s comprehensive written Health, Safety and Environmental Plan.

The Company actively encourages its employees to participate in a variety of health and wellness programs, either self-directed or those sponsored by the Company.  As a result, many employees utilize the Company’s dedicated wellness centre to assist in achievement of their individual health and wellness goals.

Market Volatility

Continued depressed commodity prices have significantly reduced the revenue and profitability of oil and gas companies, including Sundance.  Although we are unable to control fluctuations in commodity prices, we have been and will continue to focus on cost reductions and improving efficiency throughout our operations.

Dividends

No dividends were declared or paid during the financial year. No recommendation for payment of dividends has been made.

Information on Directors

Michael Damer Hannell

Chairman, BSc Eng (Hons), FIEAust

Experience

Mike has been a Director of Sundance since March 2006 and chairman of our board of directors since December 2008. Mr. Hannell has wide experience in the oil and gas industry, spanning some 50 years, initially in the downstream sector and subsequently in the upstream sector. His extensive experience has been in a wide range of design and construction, engineering, operations, exploration and development, marketing and commercial, financial and corporate areas in the United States, United Kingdom, continental Europe and Australia at the senior executive level with Mobil Oil (now Exxon) and Santos Ltd.  Mr. Hannell has previously held a number of board appointments the most recent being the chairman of Rees Operations Pty Ltd (doing business as Milford Industries Pty Ltd), an Australian automotive components and transportation container manufacturer and supplier; and  the chairman of Sydac Pty Ltd, a designer and producer of simulation training products for industry.  Mr. Hannell has also served on a number of not-for-profit boards, with appointments as president of the Adelaide-based Chamber of Mines and Energy, president of Business SA (formerly the South Australian Chamber of Commerce and Industry), chairman of the Investigator Science and Technology Centre, chairman of the Adelaide Graduate School of Business, and a member of the South Australian Legal Practitioners Conduct Board. Mr. Hannell holds a Bachelor of Science degree in Mechanical Engineering (with Honours) from the University of London and is a Fellow of the Institution of Engineers Australia.

Interest in Shares:

1,148,500 ordinary shares in Sundance Energy Australia Limited

Special Responsibilities:

• Chairman of the Board of Directors

• Chairman of the Remuneration and Nominations Committee

• Member of the Audit and Risk Management Committee

• Member of the Reserves Committee

Other Directorships:

Hannell Pty Ltd.

Eric P McCrady

Director, BS in Business Administration

Experience

Eric has been our Chief Executive Officer since April 2011 and Managing Director of our board of directors since November 2011. He also served as our Chief Financial Officer from June 2010 until becoming Chief Executive Officer in 2011. Mr. McCrady has served in numerous positions in the energy, private investment and retail industries. From 2004 to 2010, Mr. McCrady was employed by The Broe Group, a private investment firm, in various financial and executive management positions across a variety of industry investment platforms, including energy, transportation and real estate. From 1997 to 2003, Mr. McCrady was employed by American Coin Merchandising, Inc. in various corporate finance roles. Mr. McCrady holds a degree in Business Administration from the University of Colorado, Boulder.

Interest in Shares, Restricted Share Units and Options:

4,083,134 Ordinary Shares in Sundance Energy Australia Limited and 7,085,516 Restricted Share Units

Special Responsibilities:

Managing Director and Chief Executive Officer of the Company

Other Directorships:

Nil

Damien Ashley Hannes
Director, BBs

Experience

Damien has been a Director since August 2009. Mr. Hannes has over 25 years of finance, operations, sales and management experience. He has most recently served over 15 years as a managing director and a member of the operating committee, among other senior management positions, for Credit Suisse’s listed derivatives business in equities, commodities and fixed income in its Asia and Pacific region. From 1986 to 1993, Damien was a director for Fay Richwhite Australia, a New Zealand merchant bank. Prior to his tenure with Fay Richwhite, Damien was the director of operations and chief financial officer of Donaldson, Lufkin and Jenrette Futures Ltd, a U.S. investment bank. He has successfully raised capital and developed and managed mining, commodities trading and manufacturing businesses in the global market. He holds a Bachelor of Business degree from the NSW University of Technology in Australia and subsequently completed the Institute of Chartered Accounts Professional Year before being seconded into the commercial sector.

Interest in Shares:

6,247,716 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

• Chairman of the Audit and Risk Management Committee

• Member of the Remuneration and Nominations Committee

Other Directorships:

• Chairman of the Board of Directors of Australia Gold Corporation Ltd

Neville Wayne Martin

Director, LLB

Experience

Neville has been a Director since January 2012. Prior to his election, he was an alternate director on our board of directors. Mr. Martin has over 40 years of experience as a lawyer specializing in corporate law and mining, oil and gas law. He is currently a consultant to the Australian law firm, Minter Ellison. Mr. Martin has served as a director on the boards of several Australian companies listed on the Australian Securities Exchange, including Stuart Petroleum Ltd from 1999 to 2002, Austin Exploration Ltd. from 2005 to 2008 and Adelaide Energy Ltd from 2005 to 2011. Mr. Martin is the former state president of the Australian Resource and Energy Law Association. Mr. Martin holds a Bachelor of Laws degree from Adelaide University.

Interest in Shares:

696,109 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

• Member of the Audit and Risk Management Committee

• Member of the Reserves Committee

Other Directorships:

Woomera Exploration Limited

Pawnee Energy Limited

Numedico Technologies Pty. Ltd.

Anglo Russian Energy Pty. Ltd.

Newklar Asset Management Pty. Ltd.

Houmar Nominees Pty. Ltd.

Stansbury Petroleum Investments Pty. Ltd.

H Weldon Holcombe
Director, BS in Civil Engineering

Experience

Weldon has been a Director since December 2012. Mr. Holcombe has over 30 years of onshore and offshore U.S. oil and gas industry experience, including technology, reservoir engineering, drilling and completions, production operations, construction, field development and optimization, Health, Safety and Environmental (“HSE”), and management of office, field and contract personnel. Most recently, Mr. Holcombe served as the Executive Vice President, Mid Continental Region, for Petrohawk Energy Corporation from 2006 until its acquisition by BHP Billiton in 2011, after which Mr. Holcombe served as Vice President of New Technology Development for BHP Billiton. In his capacity as Executive Vice President for Petrohawk Energy Corporation, Mr. Holcombe managed development of leading unconventional resource plays, including the Haynesville, Fayetteville and Permian areas. In addition, Mr. Holcombe served as President of Big Hawk LLC, a subsidiary of Petrohawk Energy Corporation, a provider of basic oil and gas construction, logistics and rental services. Mr. Holcombe also served as corporate HSE officer for Petrohawk and joint chairperson of the steering committee that managed construction and operation of a gathering system in Petrohawk’s Haynesville field with one billion cubic feet of natural gas of production per day. Prior to Petrohawk, Mr. Holcombe served in a variety of senior level management, operations and engineering roles for KCS Energy and Exxon. Mr. Holcombe holds a Bachelor of Science degree in civil engineering from the University of Auburn.

Interest in Shares:

746,700 Ordinary Shares in Sundance Energy Australia Limited

Special Responsibilities:

• Chairman of the Reserves Committee

• Member of the Remuneration and Nominations Committee

Other Directorships:

Nil

Meetings of Directors

The table below shows the number of meetings held during each Director’s tenure and the attendance by each Director and respective members of the Committees. In addition to the formal meetings held and noted below, a number of informal meetings were also held.

	Board of Directors Meetings		Audit and Risk Management Committee		Remuneration and Nominations Committee		Reserves Committee
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
M Hannell	12	12	2	2	3	3	1	1
E McCrady	12	12	—	—	—	—	—	—
D Hannes	12	12	2	2	3	3	—	—
N Martin	12	12	2	2	—	—	1	1
W Holcombe	12	12	—	—	3	3	1	1

The Audit and Risk Management, the Remuneration and Nominations, and the Reserves Committees both have charters approved by the Committees and, subsequently, the Board, which sets out the Committees’ objectives, composition, meeting frequency, access, duties and responsibilities.  Minutes are kept of all meetings and are tabled for adoption at the following Committee meetings. These minutes are subsequently provided to the Board for information and any discussion that may be necessary.  The Audit and Risk Management Committee meets with the external auditor at least twice a year.

Board Committees

Chairmanship and current membership of each of the board committees at the date of this report are as follows:

Committee	Chairman	Members
Audit and Risk Management	D. Hannes	N. Martin, M. Hannell
Remuneration and Nominations	M. Hannell	D. Hannes, H. W. Holcombe
Reserves	H. W. Holcombe	M. Hannell, N. Martin

Indemnifying Officers

The Company has paid premiums to insure each of the directors, officers and consultants against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director or executive of the Company, other than conduct involving a wilful breach of duty in relation to the Company. The policy does not specify the individual premium for each officer covered and the amount paid is confidential.

During or since the end of the reporting period, the Company has given an indemnity or entered into an agreement to indemnify, paid or agreed to pay insurance premiums as follows:

•                  Michael Hannell

•                  Eric McCrady

•                  Neville Martin

•                  Damien A Hannes

•                  Weldon Holcombe

•                  Cathy L. Anderson

•                  Grace L. Ford

•                  Damien Connor

The Company has not indemnified its auditors.

Unlisted Options

At the date of this report, no options were outstanding.

No person, or entity entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

Unlisted Restricted Share Units

At 31 December 2016, 23,782,201 unlisted restricted share units remain unvested and will be evaluated for vesting over the next three years.  Upon vesting, RSUs will be converted to ordinary shares.

Proceedings on Behalf of Company

No person has applied to the Court for leave to bring proceedings on behalf of the Company or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

Non-Audit Services

The Board of Directors is satisfied that the provision of non-audit services during the reporting period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

•                              all non-audit services are reviewed and approved by the Board prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and

•                              the nature of the services provided do not compromise the general principles relating to auditor independence in accordance with APES 10 : Code of Ethics for Professional Accountants set by the Accounting Professional Ethics Standards Board.

There were not any non-audit services incurred related to services performed by the external auditors during the year ended 31 December 2016.

Rounding of Amounts

The Company is an entity to which ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 applies relating to the rounding off of amounts in the Directors’ Report.  Accordingly, amounts in the Directors’ Report have been rounded to the nearest thousand dollars, unless shown otherwise.

REMUNERATION REPORT
(audited)

The Directors present the Remuneration Report prepared in accordance with Section 30 of the Corporations Act 2001 (Corporations Act) for the consolidated entity for the year ended 31 December 2016.  This Remuneration Report has been audited as required by Section 308(3C) of the Corporations Act and forms part of the Directors’ Report.

This report details the key incentive remuneration activities for the year ended 31 December 2016 and provides remuneration information for the Company’s non-executive Directors (NEDs), Managing Director and other key management personnel (KMP) of the consolidated entity.

All amounts are in USD unless explicitly stated otherwise.

Table of Content

A.            Key Fiscal Year 2016 Remuneration and Key Changes for Fiscal Year 2017

B.            Executive Summary

C.            Directors and Key Management Personnel (KMP)

D.            Remuneration Governance

E.             Remuneration Policy and Framework

•                  Fixed Pay and Benefits

•                  Short Term Incentives (STI)

•                  Long Term Incentives (LTI)

F.              Company Performance and Shareholder Wealth

G.            Non-executive Director Remuneration Policy

H.           Voting and Comments Made at Company’s Year Ended 31 December 2015 Annual General Meeting

I.                Employment Contracts

J.                Details of Remuneration

K.            Outstanding KMP Options and Restricted Share Units (RSUs)

L.             Shareholdings

A.      Key Fiscal Year 2016 Remuneration and Key Changes for Fiscal Year 2017

Remuneration	2016 Action	2017 Action	Rationale
Fixed Remuneration	CEO’s salary reduced from $370,000 (fiscal 2015) to $333,000 per year. The CFO and COO’s salaries were reduced from $295,000 (fiscal 2015) to $265,500.	CEO’s salary restored to $370,000 per year. The CFO and COO’s salaries restored to $295,000.

In January 2016, the CEO, CFO and COO voluntarily agreed to reduce their base salaries to help the Company reduce expenses and improve its cash flow during a time of low commodity prices.

In January 2017, salaries were restored to the fiscal 2015 rates.

Cash Short-Term Incentive (“STI”)	No STI awards paid related to 2015 performance.	No STI awards paid related to 2016 performance.	STI program suspended to reduce expenses during a time of relatively low commodity prices.
Equity Long-Term Incentive (“LTI”)

LTI incentives granted to KMPs (earned for 2015 and granted in 2016) comprised of:
- 50% of award value granted in RSUs with vesting tied to Absolute Total Shareholder Return over a three-year period
-50% of award value granted as deferred cash compensation which will be paid out only if specified share price targets are achieved during 2017 and 2018.

LTI incentives granted to KMPs (earned for 2016 and granted in 2017) comprised of:
- 50% of award value granted in RSUs with vesting tied to Absolute Total Shareholder Return over a three-year period
-50% of award value granted as deferred cash compensation which will be paid out only if specified share price targets are achieved during 2017, 2018 and 2019.

Annual long-term equity awards further align management with shareholder interest.

Splitting the LTI award in 2016 and 2017 between ATSR RSUs and deferred cash allows the executives to participate in future share price appreciation while limiting shareholder dilution.

Non-executive Director Compensation	Chairman’s base compensation reduced from A$132,500 to A$119,250. Non-executive Director base compensation reduced from A$100,000 to A$90,000. Committee fees were also reduced 10%.	Chairman’s base compensation restored to A$132,500. Non-executive Director base compensation restored to A$100,000. Committee fees were also restored to prior levels.

In January 2016, the NEDs voluntarily resolved to reduce their 2016 compensation by 10% to help the Company reduce expenses and improve its cash flow during a time of low commodity prices.
In January 2017, fees were restored to fiscal 2015 levels.

B.            Executive Summary

What We Do:	What We Don’t Do:

• Pay for Performance — STI awards are based on historical Company and individual performance and vesting of LTI awards is aligned with share appreciation.

• Utilize a Quantitative Process for STI Performance Bonuses — The Remuneration and Nominations Committee establishes Company performance measures and goals at the beginning of the performance year that are assigned individual weightings.

• Require Share Ownership by Executive Officers — Board-adopted guidelines establish robust minimum share ownership levels for our executive officers to ensure appropriate alignment with shareholders.

• Provide for Clawback of Compensation - The Committee may require reimbursement or forfeiture of all or a portion of any performance cash bonus or LTI in the event the Company is required to restate financial statements or if the Company relied on materially inaccurate information in making its incentive compensation decisions.

• Enter into Egregious Employment Contracts — The Company does not enter into contracts containing multi-year guarantees for salary increases, non-performance based bonuses or equity compensation.

• Pay STI Bonus in Period of Low Commodity Prices — The Company looks to preserve cash resources during periods of low commodity prices.

• Provide Excessive Severance and/or Change in Control Provisions — No liberal change in control definition in individual contracts or equity plans that could result in payments to executives without an actual change in control or job loss occurring.

• Provide Tax Gross-Ups — The Company does not include tax gross-up payments for any STI or LTI Plans.

• Allow Speculation on Our Company’s Ordinary Shares — Company policy prohibits our executives from engaging in short-term or speculative transactions involving our ordinary shares. This policy prohibits trading in our shares on a short-term basis, engaging in short sales, buying and selling puts and calls, and discourages the practice of purchasing the Company’s shares on margin.

• Permit Abusive Perquisites Practices - Perquisites made available to our executives are strictly limited.
• Equity Grant Practices - The Company does not backdate or re-price equity awards retroactively.

Remuneration Practices and Policies

Our Board of Directors recognizes that attracting and retaining high-caliber directors and executives with appropriate incentives is critical to generating shareholder value. We have designed our remuneration program to provide rewards for individual performance and corporate results and to encourage an ownership mentality among our executives and other key employees. We believe a significant portion of our executives’ pay should be at-risk to performance. We have also progressively adapted the design of the program to recognize the business environment in which we operate, emerging practices in the US oil and gas industry, and balancing the interests of shareholders.

Sundance shares and American Depository Receipts (ADRs) are traded on the Australian Securities Exchange (“ASX”) and the NASDAQ respectively, and all of our management team and operations are located in the United States. In order to retain our current talent and continue to attract highly skilled talent in the U.S., we have adopted remuneration programs that are competitive with our peers in the U.S. marketplace while also meeting ASX listing requirements.

The objectives of our remuneration program are to:

•                  Attract and retain highly trained, experienced, and committed executives who have the skills, education, business acumen, and background to lead a mid-tier oil and gas business;

•                  Motivate and reward executives to drive and achieve our goal of increasing shareholder value;

•                  Provide balanced incentives for the achievement of near-term and long-term objectives, without motivating executives to take excessive risk; and

•                  Track and respond to developments such as the tightening in the labor market or changes in competitive pay practices.

The primary components of our executive remuneration program consist of base salary and the opportunity to receive long-term equity incentive awards and an annual performance cash bonus. We generally target each component, as well as the aggregate of the components, at between approximately the 25th and 50th percentile of market remuneration comparable within a group of similarly-sized ASX and U.S. publicly listed oil and gas exploration and production companies.  Individual remuneration levels may vary from these targets based on performance, expertise, experience, or other factors unique to the individual or the Company. We also provide retirement and other benefits typical for our peer group.

C.            Directors and Key Management Personnel

•                  Michael D Hannell (Chairman)

•                  Eric P McCrady (Managing Director and Chief Executive Officer)

•                  Damien A Hannes (Non-executive Director)

•                  Neville W Martin (Non-executive Director)

•                  H Weldon Holcombe (Non-executive Director)

•                  Cathy L Anderson (Chief Financial Officer)

•                  Grace Ford (Chief Operating Officer)

D.            Remuneration Governance

In assessing total remuneration, our objective is to be competitive with industry remuneration while considering individual and company performance. The majority of each executive’s potential remuneration is performance based and “at risk.” We believe that equity ownership is an important element of remuneration and that, over time, more of the executives’ remuneration should be equity-based rather than cash-based to better align executive remuneration with shareholder returns. For the year ended 31 December 2016, the targeted “at risk” remuneration relating to performance variability with cash bonuses and LTI represents approximately 81% for the Managing Director and approximately 75% for all other KMP’s, as illustrated in the tables below.

Basic Principles

While our shares are traded on the ASX, all of our management team and operations are located in the United States.  As such, we have adopted the following considerations for managing executive remuneration:

•            Recognition that Sundance Energy is a publicly listed Australian company, with primarily Australian shareholders;

•            Recognition that remuneration must be competitive within the local working environment in order to attract and to retain the necessary people to grow the company according to the Board’s approved strategy;

•                  The remuneration must achieve the appropriate balance between shareholders’ interests and management motivation and retention;

•                  Due recognition and observance of the ASX listing rules and the Corporations Act must be made;

•                  The Committee should be advised by an appropriate independent industry expert;

•                  The remuneration is to include three basic elements:

•                  Base salaries (which are reviewed at the end of each fiscal year);

•                  Short term incentives in the form of annual cash bonuses or fully vested restricted shares units (RSUs) based on predetermined targets recommended by the Remuneration and Nominations Committee and approved by the Board;

•                  Long term incentives in the form of equity and/or deferred cash compensation based on predetermined targets recommended by the Remuneration and Nominations Committee and approved by the Board.

•                  The STI includes a discretionary component, which allows the Remuneration and Nominations Committee to recommend to the Board the awarding of bonuses to executives where the Remuneration and Nominations Committee believes they are warranted based on strong individual performance and meeting predetermined Company objectives.

Share Ownership Guidelines

Ownership of our shares by our executives aligns their interests with the interests of our shareholders. Accordingly, the Board of Directors maintains share ownership guidelines for certain key management personnel. An executive’s failure to meet the share ownership guidelines may influence an executive’s future mix of cash and non-cash compensation awarded by the Committee. The Remuneration and Nominations Committee intends to review these guidelines in 2017.

Executives are not permitted to invest in derivatives involving Company shares.

Claw Back Provisions

The Board, in its sole discretion, shall reserve the right to claw back any incentive awards issued if any of the following conditions apply:

•                  The Company’s financial statements are required to be restated due to material non-compliance with any financial reporting requirements under the federal securities laws (other than a restatement due to a change in accounting rules); and

•                  As a result of such restatement, a performance measure which was a material factor in determining the award is restated, and

•                  In the discretion of the Board, a lower payment would have been made to the executive officer based upon the restated financial results;

•                  Should it subsequently be found that the information or assumptions originally used to calculate the incentive awards are materially erroneous;

•                  In the event that there is evidence of fraud by any employee resulting in material adverse change in the Company’s financial statements.

E.            Remuneration Policy and Framework

The Remuneration and Nominations Committee

The Remuneration and Nominations Committee makes recommendations to our Board of Directors in relation to total remuneration of Directors and executives and reviews their remuneration annually. The Committee members are all independent Directors, and independent external advice is sought when required.

Remuneration Consultant

Given the unique structure of being traded on the ASX but having a U.S.-based management team and operations, the Remuneration and Nominations Committee retained Meridian Compensation Partners, LLC (“Meridian”) as its independent remuneration consultant for the 2016 fiscal year. Meridian was retained to provide executive remuneration consulting services to the Committee, including executive market analysis, peer bench marking and LTI market advice.  Amounts paid to Meridian for these services during fiscal year 2016 was $40,910.  Meridian did not provide any other services to the Company during these periods.

In order to ensure that any remuneration recommendations made by Meridian were free from undue influence by management, the Remuneration and Nominations Committee directly engaged Meridian and any advice, work or recommendations made by Meridian were provided directly to the committee chairman.  The Board is satisfied that Meridian remains free from undue influence by management.

Elements of Remuneration

	Component	Description
Cash Bonus Remuneration	Base Salary (Fixed)	Competitive pay to attract and retain talented executives.
	Short-Term Incentives** (Performance Based)	Annual incentive plan designed to provide executives with an opportunity to earn an annual cash or fully vested RSU incentive based on individual and Company financial and operational performance.
Equity Bonus Remuneration	Long-Term Incentives (Performance Based)

Restricted share awards intended to motivate and to promote the retention of management with outcomes reflecting Company performance over the three-year vesting period. Equity awards further align the interests of our executives with those of our shareholders.

Deferred Cash Bonus Remuneration	Long-Term Incentives (Performance Based)

Deferred cash awards intended to motivate and to promote the retention of management with outcomes reflecting Company performance over a one to three-year period. Deferred cash awards align the interests of our executives with those of our shareholders.

Other Benefits	Health and Welfare Benefit Plans (Other)	Executives are eligible to participate in health and welfare benefit plans generally available to other employees.

**Not granted in 2016 or 2017 related to 2015 or 2016 fiscal years.

Base Salary

Base salaries for executives recognize their qualifications, experience and responsibilities as well as their unique value and historical and expected contributions to the Company. In addition to being important to attracting and retaining executives, setting base salaries at appropriate levels motivates employees to aspire to and accept enlarged opportunities. We do not consider base salaries to be part of performance-based remuneration.  In setting the amount, the individuals’ performance is considered as well as the length of time in their current position without a salary increase.

In January 2016, the MD, CFO and COO voluntarily agreed to a 10% decrease in their base salaries to help the Company reduce expenses and improve its cash flow during this time of relatively low commodity prices.  The reductions in base salaries were effective 23 January 2016 through 31 December 2016.  Base salaries were restored to their 2015 levels on 1 January 2017.

Incentive Remuneration

Our incentive remuneration program is designed to incentivize and to motivate management and senior employees to achieve short and long-term goals to improve shareholder value. This plan represents the performance-based, at-risk component of each executive’s total remuneration. The incentive remuneration program is designed to: 1) align management and shareholder interests, and 2) attract and retain management and senior employees to execute strategic business plans to grow the Company as approved by our Board of Directors.  It is the practice of the Remuneration and Nominations Committee to carefully monitor the incentive remuneration program to ensure its ongoing effectiveness.

The incentive remuneration program has provisions for an annual bonus of cash and/or equity in addition to the base salary levels. The STI annual bonus is established to reward short-term performance towards the Company’s goal of increasing shareholder value. The equity and deferred cash components of the LTI annual bonuses are intended to reward progress towards our long-term goals and to motivate and retain management to make decisions benefiting long-term value creation.

On an annual basis, targets are established and agreed by the Remuneration and Nominations Committee, subject to approval by the Board of Directors. The targets are used to determine the bonus pool, but both the STI and LTI bonuses for the Key Management Personnel require approval by the Remuneration and Nominations Committee and are fully discretionary. Bonuses earned under the STI, if any, are normally paid in cash, but may be paid by means of awarding fully vested RSUs.  Bonuses under the LTI are generally awarded with RSUs, but at the Board’s discretion may include other features such as the deferred cash awards that were made in 2017 and 2016 relative to 2016 and 2015 performance.

The bonus pool is determined by an assessment of the overall management team and Company performance achievement relative to financial metrics, and is calculated based on a percentage of each employee’s annual base salary.  The Managing Director recommends to the Remuneration and Nominations Committee the allocation of such awards for Key Management Personnel other than himself.  The Remuneration and Nominations Committee determines the allocation of the Managing Director’s individual performance bonus, along with any adjustments (either positive or negative) to the recommendations made by the Managing Director for other Key Management Personnel.  The grant of RSUs to the Managing Director (as a Director) is subject to shareholder approval at the Annual General Meeting (AGM), in accordance with the ASX Listing Rules.

Short Term Incentives

The Board determined there would be no STI payout for the 2016 and 2015 performance years, as a result of the sustained depressed commodity price environment.

Long-Term Incentives

The Company has an LTI Plan which provides for the issuance of Sundance Energy Australia Limited RSUs only to our U.S. employees (the “RSU Plan”).

The LTI Plan is administered by the Board. RSUs may be granted to eligible employees from a bonus pool established at the sole discretion of our Board. The bonus pool is subject to Board and/or management review of both the Company and the individual employee’s performance over a measured period determined by the Remuneration and Nominations Committee and the Board. The RSUs may be settled in cash or shares at the discretion of the Board.  We may amend, suspend or terminate the LTI Plan or any portion thereof at any time. Certain amendments to the LTI Plan may require approval of the holders of the RSUs who will be affected by the amendment

LTI Award in 2017

For the 2016 fiscal year, the LTI bonus targets for the MD and other KMPs ranged from 225% to 325% of base salary.  LTI incentives granted to KMPs were comprised of:

• 50% of award value granted in RSUs, which vest based upon the appreciation of Sundance ordinary share price over a three-year period; and

• 50% of award value granted as three tranches of deferred cash, earned through appreciation in the price of Sundance’s ordinary shares during 2017, 2018 and 2019.  At the Board’s discretion, upon vesting the deferred cash award may be paid wholly or partially in fully vested RSUs.

The LTI grant in 2017 was as follows:

Name	2016 Base Salary	LTI Target (% of Salary)	Grant Date	LTI Value	# of RSUs granted for 2016 (in 2017) (1)(2)		Grant Date Fair Value of RSU Award (4)	Deferred Cash Tranche 1 Target	Deferred Cash Tranche 2 Target	Deferred Cash Tranche 3 Target	Grant Date Fair Value of Deferred Cash Award(4)
E. McCrady	$333,000	325%	17/2/2017	$1,082,250	3,724,191	(3)	$334,728	$180,375	$180,375	$180,375	$104,618
C. Anderson	$265,500	225%	17/2/2017	$597,375	2,055,661		$184,762	$99,563	$99,563	$99,562	$57,746
G. Ford	$265,500	225%	17/2/2017	$597,375	2,055,661		$184,762	$99,563	$99,563	$99,562	$57,746

(1)           The number of LTI RSUs granted to the MD and KMP’s for 2016 (in 2017) was determined as:

Base Salary * LTI Target % * 50%

Volume weighted average share price for the last 20 trading days in 2016(*)

(*) Calculated to be US$0.1453

(2)               Represents number of target shares.  Each KMP may earn up to 150% of the target shares (up to 11,753,270 shares as a group) if performance targets are met or exceeded.

(3)               Mr. McCrady’s shares are subject to shareholder approval at the AGM. Accordingly, the grant date value of the award is an estimate as at 17 February 2017.  The actual grant date fair value will be determined on the date of shareholder approval.

(4)               The grant date fair value was calculated using a Monte Carlo simulation model.  The grant date fair value is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the award vest.

Absolute Total Shareholder Return

Absolute total shareholder return (A-TSR) is calculated by the change in the Company’s ordinary share price plus dividends paid, if any, over the specified time period.  The number of shares that can be earned under the A-TSR component of the award, ranges from 0% to 150% of the target share grant, based on A-TSR calculated at the end of the three-year assessment period according to the following multiples:

Absolute TSR Goal	Payout % of Target
25% preferred return	150%
15% preferred return	100%
8% preferred return	50%
< 8% preferred return	0%

No proration will be applied to the above thresholds

Deferred Cash

The deferred cash awards are only earned if the target share prices shown below are achieved.  If the full year VWAP share price for each respective year is less than the target share price for the 50% payout level, no award will be earned.  If the full VWAP share price is between the target share prices shown, the payout percentage will be prorated.  The maximum payout will be 300% of the base award for the year if the target share price meets or exceeds the 300% level as shown below.

	Target Share Price (Annual VWAP)
Payout Percentage	2017	2018	2019
50%	$0.2182	$0.2356	$0.2525
100%	$0.2323	$0.2671	$0.3072
150%	$0.2525	$0.3156	$0.3945
300%	$0.5050	$0.6313	$0.7891

The range of potential deferred cash awards payable for the 2016 fiscal year for each tranche is as follows:

• Eric McCrady	$0 - $541,125
• Cathy Anderson	$0 - $298,688
• Grace Ford	$0 - $298,688

Details of Other LTI Awards in Effect during the Year

	SY 2012, 2013, 2014 Time-based Vesting awards		2014 LTI — Relative Total Shareholder Return (“R-TSR”)		2015 LTI — A-TSR		2015 LTI — Deferred Cash Award
Grant Date	Award SY2012: 2013: 2014:	Date 28 May 2013 (CEO) 19 April 2013 (CFO, COO) 30 May 2014 (CEO) 15 April 2014 (CFO, COO) 28 May 2015 (CEO) 24 June 2015 (CFO, COO)	28 May 2015 (CEO) 24 June 2015 (CFO, COO)		15 March 2016 (CFO, COO) 27 May 2016 (CEO)		15 March 2016 (CFO, COO) 27 May 2016 (CEO)
Summary of Vesting Conditions	Vest annually in three or four (2012 award only) equal tranches		Company’s total shareholder return as compared to designated peer group over 3-year period(1)		Company’s A-TSR over 3-year period as compared to 20-day VWAP at 31 December 2015 (US$0.1384625).		Deferred cash earned through appreciation of the price of Sundance ordinary shares.
			R-TSR Percentile Rank 90th or Above 50th 30th Below 30th	Payout% 200% 100% 50% 0%	A-TSR Goal 1.95x 1.52x 1.26x Below 1.26x	Payout% 133% 100% 50% 0%	Target paid out if VWAP equates 25% preferred return over performance period. Up to 300% of target may be earned for preferred return between 25% and75% (will be pro-rated).
			Payout as a percent of target will be on a pro-rata basis. If TSR is negative, but percentile rank is above 75 percentile, payout is capped at the target.		No proration applied.
Performance Period	n/a		31 December 2014 to 31 December 2017		31 December 2015 to 31 December 2018		Tranche 1: 31 December 2015- 31 December 2017 Tranche 2: 31 December 2015- 31 December 2018
Date of Award Payout (if any)	Annually, based on award vesting		31 January 2018		31 January 2019		Tranche 1: January 2018 Tranche 2: January 2019
Range of Payout	Award SY2012*: 2013**: 2014**:	Original Award* 374,248 (CEO) 249,003 (CFO) 251,311 (COO) 671,988 (CEO) 385,456 (CFO) 394,473 COO) 1,545,113 (CEO) 852,864 each (CFO, COO)	0-200% of Target Target CEO: 1,545,113 RSUs CF0/COO: each 852,864 RSUs		0-200% of Target Target CEO: 4,342,331 RSUs CF0/COO: each 2,396,858 RSUs		Each Tranche: CEO: $0 - $901,875 C00/CFO: $0 - $497,811
* Award fully vested at 31 December 2016 **Awards partially vested as at 31 December 2016

(1)   Peer group includes the following Australian (designated by *) and US headquartered companies: Abraxas Petroleum Corp/NV, Approach Resources Inc., Austex Oil Ltd*, Beach Energy Ltd*, Bonanza Creek Energy Inc., Callon Petroleum CO/DE, Carrizo Oil & Gas Inc, Contango Oil & Gas Co, Diamondback Energy Ltd, Drillsearch Energy Ltd*, Emerald Oil Inc, Goodrich Petroleum Corp, Lonestar Resources Ltd*, Matador Resources Co, Midstates Petroleum Co Inc, Panhandle Oil & Gas Inc, Red Fork Energy Ltd*, Rex Energy Corp, Sanchez Energy Corp, Senex Energy Ltd*, Synergy Resources Corp and Triangle Petroleum Corp.  The LTI provides criteria for substitution in the event of merger, acquisition and/or bankruptcy.  The final determination of the peer group will be made at the end of the measurement period.

Retirement and Other Benefits

Executive management participates in the same benefit plans and on the same basis as other employees.  Those plans include health, dental and vision insurance (for which a premium contribution is required by the participant) and a 401(k) retirement plan under which the Company makes an annual contribution equal to 3 percent of the participant’s eligible compensation.

Post-Termination and Change In Control Benefits

The Chief Executive Officer’s employment contract provides for payment of his base salary through the end of the contract term in the event he is terminated as a result of a change in control event.  Additionally, in the event of a corporate take-over or change in control (as defined in the LTI Plan), our Board, in its sole discretion, may cause all unvested RSUs to vest and be satisfied by the issuance of one share per RSU or provide for the cancellation of outstanding RSUs and make a cash payment equal to the then-fair market value of the RSUs.

F.             Company Performance and Shareholder Wealth

The following table shows the Company’s performance during the years ended 31 December 2016, 2015, 2014, 2013 and the six month period ended 31 December 2012 in respect to several key financial indicators (in US thousands, except where otherwise stated).  No STI incentives were awarded for the previous or current year performance.

Metric	31 December 2016		31 December 2015		31 December 2014		31 December 2013		31 December 2012(1)		30 June 2012
Revenue	66,609		92,191		159,793		85,345		17,724		29,787
Proved Reserves (MBOE)(2)	29,490		25,473		25,981		20,747		8,572		10,155
Production (BOEPD)	6,104		7,267		6,147		2,956		1,298		1,163
Net profit (loss) after tax (3)	(45,694)		(263,835)		15,321		15,942		76,210		6,012
EBITDAX	47,863		64,781		126,373		52,594		9,223		17,093
Earnings (loss) per share(3)(4)	(0.05)		(0.48)		0.03		0.04		0.27		.02
Dividends or other returns on capital	Nil		Nil		Nil		Nil		Nil		Nil
Period end share price	A$	0.22	A$	0.17	A$	0.52	A$	1.00	A$	0.77	A$	0.56

(1)         Six month period ended (all other periods shown are for full year periods)

(2)         Prepared using SEC pricing.

(3)         Figures for the year ended 31 December 2015 have been restated.  See Financial Statements Note 7.

(4)         Basic and diluted

G.           Remuneration of Non-Executive Directors

The non-executive Directors (NEDs) receive a basic annual fee for Board membership and annual fees for committee service and chairmanships. For the Australian non-executive Directors this is inclusive of the superannuation guarantee contribution required by the Australian government, which is currently 9.50%.  In accordance with ASX corporate governance principles, NEDs do not receive any other retirement benefits or any performance-related incentive payments by means of cash or equity. However, some NEDs have chosen to contribute part of their salary to superannuation for individual tax planning purposes.

In order to align Directors’ interests with shareholder interests, the Company has a policy whereby the NEDs are required to hold a certain amount of our ordinary shares over a period of time. This policy will be reviewed in 2017.

A review of NEDs’ fees performed by Meridian was last commissioned by the Remuneration and Nominations Committee in September 2015.  This review illustrated that the remuneration per NED is below the 25th percentile of the US peer group and above the 75th percentile of the Australian peer group. The review was conducted before the NEDs resolved to apply a 10% reduction in total fees commencing at the beginning of 2016.  Effective 1 January 2017, the NED fees were reinstated to 2015 levels.

Summary of Non-Executive Director Pay Elements

Non-executive Directors’ fees are determined within an aggregate Directors’ fee pool limit, which is periodically recommended for approval by shareholders.  The maximum fees paid to NEDs is currently limited to A$950,000 per annum which was approved by shareholders at the Annual General Meeting in 2013. For the year ended 31 December 2016, total fees paid to NEDs was A$546,111.

The Directors’ fees for the 2016 fiscal year were:

Base fees	Amount
Board Service
Chairman	A$	119,250
Non-executive Director	A$	90,000

Committee Service
Audit and Risk Management Committee Chair	A$	26,550
Remuneration and Nominations Committee Chair	A$	18,225
Reserves Committee Chair	A$	15,750
Member of the Audit and Risk Management or Remuneration and Nominations Committee	A$	9,900
Member of the Reserves Committee	A$	7,425

(Note: The above amounts are paid to the Australian non-executive Directors in Australian dollars. For the US based non-executive Director the same nominal amounts were paid in US dollars.)

Mr. Holcombe’s fees are paid in US dollars.  Effective January 2017, the NED fees were restored to 100% (2015 base rates).

H.           Voting and Comments made at the Company’s Year Ended 31 December 2015 Annual General Meeting

The Company received more than 99% of ‘yes’ votes on its remuneration report for the financial year ended 31 December 2015.  The Committee values feedback from the shareholders and engages in conversations with key shareholders and their advisors on a regular basis.

I.                Employment Contracts

During 2016, the Company entered into a new employment contract with its Chief Executive Officer. The details of Mr. McCrady’s contract are as follows:

•                  Three year term commencing 1 January 2016 with base remuneration of $370,000 per year which is reviewed annually by the Remuneration and Nominations Committee. He is eligible to participate in the incentive compensation program.  The CEO is entitled to the specified remuneration and benefits through the term of the agreement.

•                  The Company may terminate the CEO’s employment at any time for good cause (for example, material breach of contract, gross negligence) without notice or the CEO may give 90 days’ notice to terminate the employment contract, both of which result in the CEO receiving pay through the period of services performed.  If the Company terminates the CEO for any reason other than good cause, he is entitled to the specified remuneration and benefits through the term of the agreement.

•                  In the instance of a change in control of the Company at the instigation of the Board of Directors, if the CEO’s title and duties are substantially reduced then the CEO, within two months of such reduction in status, may provide two weeks written notice to the Company as being terminated by the Company for other than good cause and he will receive his base salary through the end of the contract term.

The Remuneration and Nomination Committee expects to finalize employment agreements with the other KMPs during 2017.

Potential payments Upon Termination of Employment or Change of Control

The following tables show the estimated potential payments and benefits that would be received by the CEO or his estate (in the event of death) if termination of employment was the result of various circumstances discussed within his employment contract and assumes that any termination was effective as at 31 December 2016.  The actual amounts to be paid can only be determined at the time of the CEO’s actual termination.  The other KMP’s were not entitled to any termination benefits as at 31 December 2016.

Executive Benefits and Payments Upon Termination	Voluntary Termination	Early Retirement	Normal Retirement	Disability	Death	Involuntary Termination (for cause)	Involuntary Termination (without cause)	Change in Control (3)
Cash Severance	$—	$—	$—	$152,055	$—	$—	$740,000	$740,000
RSUs (1) (2)	—	—	—	—	—	—	—	—
Health Benefits	—	—	—	7,703	—	—	37,488	37,488
Total	$—	$—	$—	$159,758	$—	$—	$777,488	$777,488

(1)         In the event of retirement, disability or death, the awards granted as part of the 2014 LTI and 2015 LTI would be prorated at the end of the performance cycle based on actual performance achievement.

(2)         In the event of a change in control of the Company, the Board, in its absolute discretion, may elect to vest any and all outstanding awards under the 2014 LTI, or cancel the RSUs and provide a cash payment equal to the fair market value of the RSUs immediately prior to the closing of the change in control transaction.  For awards granted under the 2015 and 2016 LTI, the Board must vest the outstanding award if the acquiring company does not convert or make-up the award.

(3)         In the event of a change in control, if the CEO’s responsibilities are reduced, he may elect to terminate the contract and receive the same treatment as involuntary termination (without cause).

J.              Details of Remuneration

The table below details Director and KMP remuneration paid in accordance with Accounting Standards for fiscal years ended 31 December 2016 and 2015.

2016	Fixed Based Remuneration				Share Based Payments	Performance Based
Director	Cash Salary and Fees	Non-monetary Benefits (1)	Post-employment Benefits	Superannuation	RSU	STI- Bonus	LTI — Share Based (2)	LTI — Deferred Cash (3)	Total
E McCrady	$335,846	$21,144	$7,950	$—	$—	$—	$837,888	$62,032	$1,264,860
M Hannell	105,121	—	—	9,987	—	—	—	—	115,108
D Hannes	85,869	—	—	8,158	—	—	—	—	94,027
N Martin	72,882	—	—	6,924	—	—	—	—	79,806
W Holcombe	116,721	—	—	—	—	—	—	—	116,721
	$716,439	$21,144	$7,950	$25,069	$—	$—	$837,888	$62,032	$1,670,522

Key Management Personnel
C Anderson	$267,769	$14,471	$7,950	$—	$5,492	$—	$465,600	41,038	$802,320
G Ford	267,769	10,253	7,950	—	13,392	—	466,597	41,038	806,999
	$535,538	$24,724	$15,900	$—	$18,884	$—	$932,197	$82,076	$1,609,319
	$1,251,977	$45,868	$23,850	$25,069	$18,884	$—	$1,770,085	$144,108	$3,279,844

(1)             Non-monetary benefits includes car parking and payment of healthcare premiums.

(2)             The fair value of the services received in return for the LTI share based awards is based on the allocable portion of aggregate fair value expense recognized under AASB 2 for the year.  The fair value of the services received in return for the time-based RSUs was determined by multiplying the number of shares granted by the closing price of the shares on the grant date.  The fair value of the A-TSR and R-TSR shares has determined using a Monte Carlo simulation model, as further discussed in Note 1 to the Financial Report.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the RSUs vest.

(3)             The fair value of the services received in return for the LTI deferred cash awards is based on the allocable portion of aggregate fair value expense recognized under AASB 2 for the year.  The fair value of the deferred cash awards has been determined using a Monte Carlo simulation model and is remeasured at the end of each reporting period until the award is settled.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the deferred cash vest.

2015	Fixed Based Remuneration				Share Based Payments		Performance Based
Director	Cash Salary and Fees	Non-monetary Benefits (1)	Post-employment Benefits	Superannuation	Options (2)	RSU (3)	STI- Bonus	LTI — Share Based (4)	Total
E McCrady	$384,231	$21,307	$7,950	$—	$—	—	$—	$849,856	$1,263,344
M Hannell	118,189	—	—	11,228	—	—	—	—	129,417
D Hannes	96,544	—	—	9,172	—	—	—	—	105,716
N Martin	81,942	—	—	7,784	—	—	—	—	89,726
W Holcombe	128,500	—	—	—	—	—	—	—	128,500
	$809,406	$21,307	$7,950	$28,184	$—	$—	$—	$849,856	$1,716,703

Key Management Personnel
C Anderson	$306,346	$15,063	$7,950	$—	$14,087	$96,149	$—	$393,438	$833,033
G Ford	306,346	8,325	7,950	—	37,598	112,835	—	395,908	868,962
	612,692	23,388	15,900	—	51,685	208,984	—	789,346	1,701,995
	$1,422,098	$44,695	$23,850	$28,184	$51,685	$208,984	$—	$1,639,202	$3,418,698

(1)             Non-monetary benefits include car parking and payment of healthcare premiums.

(2)             Fair value of services received in return for the options granted is measured using the Black-Scholes Option Pricing Model and represents the portion of the grant date fair value expense of the option during the year. Options were granted to the CFO and COO in December 2011 and September 2011, respectively.

(3)             Fair value of services received in return for the conversion of options to RSUs during 2015.

(4)             The fair value of the services received in return for the LTI share based awards is based on the allocable portion of aggregate fair value expense recognized under AASB 2 for the year.  The fair value of the services received in return for the time-based RSUs was determined by multiplying the number of shares granted by the closing price of the shares on the grant date.  The amount included in remuneration is not related to or indicative of the benefit (if any) the individuals may ultimately realize should the RSUs vest.

K.           Outstanding KMP Options and Restricted Share Units

Number of Restricted Shares Units held by Key Management Personnel

Key Management	Balance	Issued as	Forfeited	RSUs converted to ordinary	Balance at	Market Value of Unvested RSUs
Personnel	31.12.2015	Compensation	RSUs	shares	31.12.2016	31.12.2016 (1)
E McCrady (2)	3,620,228	5,113,281	—	(1,647,993)	7,085,516	$1,121,894
C Anderson	2,496,670	2,396,858	—	(978,866)	3,914,662	619,833
G Ford	2,595,756	2,396,858	—	(1,075,698)	3,916,916	620,190
Total	8,712,654	9,906,997	—	(3,702,557)	14,917,094	$2,361,917

(1)         Market value based on the Company’s closing share price on 31 December 2016 or USD $0.158 based on the foreign currency exchange spot rate published by the Reserve Bank of Australia

(2)         Mr. McCrady’s RSUs were approved by the shareholders at the AGM held on 27 May 2016.

L.            Shareholdings

Number of Shares held by Key Management Personnel

			Value Realised	RSUs	Value Realised
Key Management Personnel	Balance 31.12.2015	Exercised Share Options	Upon Option Exercise	converted to ordinary shares	Upon RSU Vesting (1)	Net Other Changes (2)	Balance 31.12.2016
M Hannell	1,148,500	—	$—	—	$—	—	1,148,500
D Hannes	5,901,561	—	—	—	—	346,155	6,247,716
N Martin	502,800	—	—	—	—	192,309	695,109
W Holcombe	596,700	—	—	—	—	150,000	746,700
E McCrady	2,435,141	—	—	1,647,993	144,884	—	4,083,134
C Anderson	674, 091	—	—	978,866	74,986	(385,505)	1,267,452
G Ford	782,528			1,075,698	86,169	(796,426)	1,061,800
Total	12,041,321	—	$—	3,702,557	$306,039	(493,467)	15,250,411

(1)         The RSU plan allows for an administrative period between the vesting date and the issuance of ordinary shares.  Amounts above reflect the value received at issuance.

(2)         Includes market purchases and sales of shares to cover tax withholding liability related to shares issued on option exercises and vesting of RSUs.

Auditor’s Independence Declaration

The auditor’s independence declaration for the year ended 31 December 2016 has been received and can be found on page 31 of this report.

Signed in accordance with a resolution of the Board of Directors.

Michael Hannell

Chairman
Adelaide
Dated this 31st day of March 2017

Deloitte Touche Tohmatsu
ABN 74 490 121 060
Grosvenor Place
225 George Street
Sydney, NSW, 2000
Australia

Phone: +61 2 9322 7000
www.deloitte.com.au

The Board of Directors

Sundance Energy Australia Limited

Ground Floor

28 Greenhill Road

Wayville

South Australia 5034

31 March 2017

Dear Board Members,

Sundance Energy Australia Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Sundance Energy Australia Limited.

As lead audit partner for the audit of the financial statements of Sundance Energy Australia Limited for the financial year ended 31 December 2016, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i)                  the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii)               any applicable code of professional conduct in relation to the audit.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

Jason Thorne
Partner

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Touche Tohmatsu Limited

CORPORATE GOVERNANCE

The Board of Sundance Energy Australia Limited (“Sundance” or “the Company”) is committed to the Principles and Recommendations underpinning best practices in corporate governance as specified by the Australian Securities Exchange (the “ASX”) Corporate Governance Council’s 3rd Edition of Corporate Governance Principles and Recommendations.

This is the Corporate Governance Statement for Sundance for fiscal year 2016. Sundance’s Board has carefully reviewed the Corporate Governance Principles and Recommendations.  The Board considers that the Company’s corporate governance practices follow the ASX Corporate Governance Principles unless otherwise stated in this Corporate Governance Statement. In a few instances, the Company has adopted hybrid methodologies of compliance, which the Board has deemed appropriate for its size, structure and situation.  In some instances disclosures recommended by the ASX have been made in other areas of the Annual Report, namely the Directors’ Report, and therefore will not be restated under this section.

This Corporate Governance statement is accurate and is up to date as at 30 March 2017 and was approved by the Board on that date.

Principle 1: Lay Solid Foundations for Management and Oversight

The respective roles and responsibilities of the Board and management, including those matters expressly reserved to the Board, are set out in the Board Charter, which is available on the Company’s website at www.sundanceenergy.com.au/governance.cfm.

1.1 Roles and Responsibilities

The Board is responsible for the corporate governance of the Company, including the setting and monitoring of objectives, goals and corporate strategy.  Management is responsible for the implementation of the strategy and running the day to day business of the Company’s affairs.

Responsibilities of the Board include:

•                  Providing input into and final approval of management’s development of corporate strategy and performance objectives;

•                  Monitoring senior executives’ performance and implementation of the Company’s strategy;

•                  Approving and monitoring the business plan, budget and corporate policies;

•                  Monitoring and the approval of financial and other reporting;

•                  Ensuring an effective system of internal controls exists and is functioning as required;

•                  Establishing the Company’s vision, mission, values and ethical standards as reflected in the Code of Conduct;

•                  Delegating an appropriate level of authority to management and approving change to those delegations;

•                  Ensuring appropriate resources are available to senior executives;

•                  Appointment, succession, performance assessment, remuneration and dismissal of the Managing Director;

•                  Reviewing, ratifying and monitoring systems of risk management and internal control, codes of conduct, and legal compliance; and

•                  Approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestitures.

The Board has delegated responsibility to the Managing Director (“MD”) to manage the day-to-day operations and administration of the Company. In carrying out this delegation, the MD, supported by the senior executive management team, routinely reports to the Board regarding Sundance’s progress on achieving both the short and long-term plans for the Company. The MD is accountable to the Board for the authority that is delegated by the Board.

Responsibilities of the senior executive management team include:

•                  Implement the corporate strategy set by the Board;

•                  Achieve the performance targets set by the Board;

•                  Develop, implement and manage risk and internal control frameworks;

•                  Develop, implement and update policies and procedures;

•                  Provide sufficient, relevant and timely information to the Board to enable the Board to effectively perform its responsibilities; and

•                  Manage human, physical and financial resources to achieve the Company’s objectives — in other words to run the day to day business in an effective way.

1.2 Information in Relation to Board Candidates

Currently, no formal description of the procedure for the selection and appointment of new Directors or the re-election of incumbent Directors exists due to the size of the Company and its Board.  It is considered that this process is effectively managed by the Board. However, the Remuneration and Nomination Committee is responsible for ensuring that appropriate checks are performed for any person that is appointed as a Director, or before a person is put forward to shareholders as a candidate for election as a Director.

The Company ensures that all material information in its possession relevant to a shareholder’s decision whether to elect or re-elect a director, including the information referred to in Recommendation 1.2, is provided to shareholders in the Company’s Notice of Annual General Meeting.

1.3 Written Agreements with Directors and Senior Executives

The Company has signed letters of appointment in place with each non-executive Director. The letters of appointment, cover topics including the term of appointment, remuneration, disclosure requirements and indemnity and insurance arrangements.

The Company has a written employment contract in place with the MD throughout 2016, which expires 2 January 2019.  The MD’s employment contract sets forth a description of job duties and responsibilities, reporting lines, remuneration, and termination rights and payment entitlements and are described in detail in the Company’s remuneration report for the year ended 31 December 2016 beginning on page 17.  The Company is in the process of entering into written employment contracts with its other Key Management Personnel (“KMPs”).  The Company has agreed to the significant terms of the written employment contracts with its other Key Management Personnel and is in the process of finalizing the administrative arrangements.

1.4 Company Secretary

The Company Secretary is Damien Connor. The responsibilities of the Company Secretary include:

•                  Providing assistance to the Chairman in the development of the agenda in a timely and effective manner;

•                  In liaison with the Chairman, coordinating, organizing and attending meetings of the Board and shareholders, and ensuring that the correct procedures are followed;

•                  Assisting in the drafting and the maintaining of the agendas and minutes of the Board, Committees and Company meetings;

•                  Working with the Chairman, Managing Director and Chief Financial Officer to ensure that governance practices meet all ASX requirements, including all financial and other regular reporting requirements.

The Company Secretary is accountable to the Board through the Chairman and accessible to all Directors. The appointment and removal of the Company Secretary is a matter for decision by the Board as a whole.

1.5 Diversity

Sundance is committed to a workplace culture that promotes the engagement of well qualified, diverse and motivated people across all levels to assist Sundance to meet its business objectives.  Sundance employs people on the basis of the needs of the business, their skills, qualifications, abilities and past track record of their achievements. Within this framework, Sundance believes it is important to maintain a diverse, empowered and inclusive workforce in order to gain valuable input from people of different gender, race, religion, marital status, disability or national origin. The Company’s Diversity Policy is available on the Company’s website at with http://www.sundanceenergy.com.au/governance.cfm.

Key principles of this policy are:

•                  Recruiting on the basis of skills, qualifications, abilities and track record;

•                  Encouraging participation of its people in professional development to benefit both the Company and the individual;

•                  Encouraging personal development to benefit both the Company and the individual;

•                  Aiming to be an employer of choice and to provide a family friendly work environment; and

•                  Promoting diversity through awareness.

The Directors are of the view that the Company has already achieved a broad diversity of people across its operations in accordance with the company’s Diversity Policy.  Given the size of the Company and the business environment in which it operates, the directors believe that it is not appropriate at this stage to set measurable diversity objectives.  The Board, at least annually, reviews with management the effectiveness of the Diversity Policy, including gender diversity, and whether any changes need to be implemented.

Historically, the oil and gas industry in the US is a male dominated work force.  Nevertheless, the Board believes that there exists a well-balanced proportion of women and men employed throughout the Company, including senior management and professional/technical positions, as illustrated by the following table:

As at 31 December 2016	Males	Females	Total	Percent Male	Percent Female
Board (1)	5	—	5	100%	—
Senior Management (2)	1	3	4	25%	75%
Professional/Technicals	18	13	31	58%	42%
Support and Field	14	4	18	78%	22%
Total	38	20	58	66%	34%

(1)         The Board does not currently have female representation, and believes that the existing range of skills and experience of the Directors is well suited to provide the necessary governance and expertise to meet the Company’s current business objectives. Should a requirement arise to appoint a new Director, the Board will review the availability of female candidates within the policy of appointing on skills and merit and applying the Diversity Policy.

(2)         The Company defines “Senior Management” as employees who directly report to the MD and have the the authority and responsibility for planning, directing and controlling major activities of the Company and/or its subsidiaries.

1.6 Process for Evaluating Board Performance

The Chairman has the responsibility for reviewing the performance of the Board and Committees with the Directors on a periodic basis, but not less than once per year. The criteria for the review includes an evaluation of the range of skills and expertise that are in place for the Company to meet its current business objectives, and a review of any new requirements as the Company evolves and develops.  The assessment is supplemented by input from the Remuneration and Nominations Committee deliberations.

The Chairman has the responsibility for coordinating the review of the individual non-executive Directors performance on a periodic basis, but not less than once per year.  This review is carried out on a one-on-one basis, with feedback provided from the Chairman to each Director, and also from each Director to the Chairman.  The last of such reviews occurred in February 2017 regarding 2016 performance.

The Board will continue to consider the need to use an external facilitator to conduct its performance reviews; to date the Board has not felt that the additional formality was necessary given the Board size and structure.

1.7 Process for Evaluating Managing Director and Senior Management Performance

The Company’s Chairman, with non-executive Director input, is responsible for providing feedback to the MD on his performance assessed against the responsibilities discussed above. The MD, with Chairman and non-executive Directors input, is responsible for providing feedback to senior management and assessing their performance against the responsibilities discussed in Item 1.1.

An annual performance evaluation of the MD and senior management was completed in connection with the Company’s incentive compensation program in February 2017, regarding 2016 performance. The MD also has periodic one-on-one discussions with each senior executive throughout the year.

Principle 2: Structure the Board to Add Value

2.1 Remuneration and Nomination Committee

The Company has established the Remuneration and Nominations Committee, which must consist of at least three Directors, all of whom must be independent.

The responsibilities of the Committee include recommendations to the Board about:

•                  Remuneration practices and levels of MD, non-executive Directors and senior management;

•                  The necessary and desirable competencies of Directors;

•                  Board succession plans;

•                  Induction and educational procedures for new Board appointees and key executives;

•                  Ensuring procedures exist for evaluation of the performance of the Board, its Committees and Directors; and,

•                  The appointment and re-election of Directors.

The current membership of the Remuneration and Nominations Committee is set out on page 15 of the Directors’ Report.  Details of the number of Committee meetings held during 2016, and attendance by Committee members, is set out on page 14 of the Directors’ Report.

The charter for the Remuneration and Nomination Committee is available on the Company website at http://www.sundanceenergy.com.au/governance.cfm.

2.2 Board Skills Matrix

The Board is committed to achieving a membership that, collectively, has the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills which are not available.

The composition of skills and experience of the Board (out of 5 Directors) is shown in the table below: The Board’s skill matrix indicates the mix of skills, experience and expertise that are considered necessary at Board level for optimal performance of the Board.

Skills and Experience
Industry experience • Resources including oil & gas/minerals • Infrastructure • Engineering or science qualification • Membership of industry related organisations • Major projects (including mergers & acquisitions)	5
Executive leadership/management • Outside Directorships • Senior management positions	5
Financial acumen • Financial literacy • Accounting or finance qualification	4
Health safety and environment • Experience related to managing HS&E issues in an organisation	2
Governance and regulation • Experience in the governance of organisations • Membership of governance industry bodies or organisations	2
Strategy • Experience to analyse information, think strategically and review and challenge management in order to make informed decisions and assess performance against strategy	5
International experience • Experience in a global organisation • Experience with international assets, business partners, cultures and communities	2
Risk • Experience in risk management and oversight	3

The Directors review the composition and skill sets of the Board on a regular basis, and consider that the current composition, size and skills of the Board to be appropriate.

2.3 Director Independence

The Board assesses the independence of its directors at least annually, using criteria established in its charter and by the Corporate Governance Principles and Recommendations of the Australian Securities Exchange Limited (“ASX”) and the U.S. Securities and Exchange Commission (“SEC”). Under this criteria, Sundance defines an independent director as a non-executive director who is free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the independent exercise of their judgement.  In determining independence, the Board considers whether the director:

•                  Is employed, or has previously been employed in an executive capacity by Sundance in the past three years;

•                  Has a family member which was employed by the Company in an executive capacity or accepted any material compensation from the Company in any 12-month period during the past three years; and

•                  Is, or has been in the last three years, in a material business relationship (such as a supplier, customer, or external auditor) with Sundance, or an officer of, or otherwise associated with someone of such relationship

The Board has determined that each of its Non-executive Directors are independent, and were independent during the year ended 31 December 2016.

The composition of the Board at the date of this report and the length of service of each Director as at 31 December 2016 is as follows:

M D Hannell	Chairman, Independent Non-Executive Director	10 years, 9 months
E McCrady	Managing Director and Chief Executive Officer	5 years, 10 months
N Martin	Independent Non-Executive Director	5 years*
D Hannes	Independent Non-Executive Director	7 years, 5 months
W Holcombe	Independent Non-Executive Director	4 years, 1 month

*In addition, Mr. Martin served as an alternate to the Board for 10 months prior to his appointment as a non-executive Director.

The Board has assessed the capacity of Mr. Hannell who has served more than ten years as a Director to exercise an independent judgment on issues brought before the Board and to act in the best interests of the company and its shareholders. The Board is satisfied that this requirement has been fully met.

2.4 Board Composition

As noted above in relation to Recommendation 2.3, at all times during the year ended 31 December 2016, the majority of the Board was comprised of independent Directors.

2.5 Independence of Board Chairman

Sundance maintains a bright line division of responsibility between the Chairman and the MD as clearly specified in the Board Charter and Role of Management document maintained on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

2.6 Director Induction and Professional Development

The Board ensures that new Directors are effectively inducted in a manner they believe is practicable for the size of the Company and financial resources available.  Through meetings with executives and other current Directors, new Directors are sufficiently informed of the Company’s financial, strategic, operational and risk management position; the culture and values of the Company; and the role of the Board’s Committees.

Directors are regularly updated on information about the Company and recent developments in the industry to enhance their skills and knowledge.  In addition, the Directors have diverse experience, previous Board and/or senior management experience and are involved in a variety of outside business and professional activities that add to their knowledge and professional competency.

Principle 3: Promote Ethical and Responsible Decision-Making

3.1 Code of Conduct

The Company has a Code of Conduct and Ethics, which establishes the practices that Directors, senior management and employees must follow in order to comply with the law, meet shareholder expectations, maintain public confidence in the Company’s integrity, and provide a process for reporting and investigating unethical practices.  The Code of Conduct is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

The Company requires all new employees to sign a formal acknowledgement of the Code of Conduct and Ethics as part of its on-boarding process.

Principle 4: Safeguard Integrity in Corporate Reporting

4.1 Audit and Risk Management Committee

The Company’s Audit and Risk Management Committee must be comprised of at least three Directors, all of whom must be independent.  Currently, D Hannes (chairman), M D Hannell, and N Martin serve on the Committee. The Committee meets at least twice per year and the external auditor, MD and Chief Financial Officer are invited to attend the meetings, as the discretion of the Committee.

The responsibilities of the Audit and Risk Management Committee is to assist the Board in fulfilling its corporate governance and oversight responsibility by monitoring and reviewing:

•                  the Company’s accounting and financial reporting processes and the integrity of its financial statements;

•                  the audits of the Company’s financial statements and the appointment, compensation, qualifications, independence, objectivity and performance of the Company’s internal and independent auditors;

•                  the Company’s compliance with legal and regulatory requirements; and

•                  the performance of the Company’s internal audit function and internal control over financial reporting.

The Audit and Risk Management Committee also makes recommendations to the Board in fulfilling its responsibilities relating to risk management and compliance practices of the Company.

The Audit and Risk Management Committee’s charter is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

The specific attributes of the Audit and Risk Management Committee members that are relevant to this committee include financial acumen, technical industry knowledge, experience in risk management and oversight and an understanding of corporate governance. The qualifications of each Audit and Risk Management Committee member can be found in the Director biographies beginning on page 12 of the Director’s Report.

Details of the number of Committee meetings held during 2016, and attendance by Committee members, is set out on page 14 of the Directors’ Report.

In addition, the Board has established a Reserves Committee to assist the Board in monitoring:

•                  The integrity of the Company’s oil, natural gas, and natural gas liquid reserves reporting (the “Reserves”);

•                  The independence, qualifications and performance of the Company’s independent reservoir engineers; and

•                  The compliance by the Company with legal and regulatory requirements.

The current membership of the Reserves Committee is set out on page 15 of the Directors’ Report.  Details of the number of committee meetings held during 2016, and attendance by Committee members, is set out on page 14 of the Directors’ Report.

The Reserves Committee Charter is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

4.2 Statement from the Chief Executive Officer and the Chief Financial Officer

Prior to giving their Director’s declaration in respect of the half-year and annual financial statements, the Board receives a declaration from the Chief Executive Officer and the Chief Financial Officer in accordance with section 295A of the Corporations Act 2001 that, in their opinion, the financial records of the Company have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the Company, and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

4.3 Auditor Attendance at the Annual General Meeting

The Board requires the external auditor to attend the Company’s Annual General Meeting and be available to answer questions from shareholders about the conduct of the audit and the preparation and content of the audit report.

Principle 5: Make Timely and Balanced Disclosure

The Company has adopted a Market Disclosure Policy to ensure compliance with its continuous disclosure obligations whereby relevant information that could cause a reasonable person to expect a material effect on, or lead to a substantial movement in, the value of the Company’s share price, is immediately made available to shareholders and the public as a release to the ASX.  The Company Secretary has been nominated as the person primarily responsible for communications with the ASX. All material information concerning the Company, including its financial situation, performance, ownership and governance is posted on the Company’s web site to ensure all investors have equal and timely access.  The Market Disclosure Policy is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

Principle 6: Respect the Rights of Shareholders

6.1 Information on the Company’s Website

The Company provides information about itself and its corporate governance practices to its shareholders via the Company’s website, http://www.sundanceenergy.com.au/

6.2 Investor Relations Program

The Board fully recognises its responsibility to ensure that its shareholders are informed of all major developments affecting the Company. All shareholders, who have elected to do so, receive a copy of the Company’s Annual Report and the Annual, Half Yearly and Quarterly Reports are prepared and posted on the Company’s website in accordance with the ASX Listing Rules. Regular updates on operations are made via ASX releases. All information disclosed to the ASX is posted on the Company’s website as soon as possible after it is disclosed to the ASX. When analysts are briefed on aspects of the Company’s operation, the material used in the presentation is concurrently released to the ASX and posted on the Company’s website.

6.3 Encouraging Shareholder Participation at the Annual General Meeting

The Company does not currently webcast its investor relations activities or the Annual General Meeting, however, the presentation is posted to the Company’s website at www.sundanceenergy.com.au/presentations.cfm.

The Company encourages its shareholders to attend its annual general meeting to allow them the opportunity to discuss and question its Board and management.

6.4 Electronic Communications

The Company gives shareholders the option to receive communications from, and to send communications to, the Company electronically.  The Company also periodically sends communications to those shareholders who have provided an email address. The Company encourages shareholders to sign up for email alerts at www.sundanceenergy.com.au/alerts.cfm. In addition, there is an email link on the Company’s website for shareholders to communicate with the Company electronically.

Principle 7: Recognise and Manage Risk

7.1 Risk Management Committee

The Audit and Risk Management Committee is responsible for approving and monitoring the overall financial and operational business risk profile of the Company, and reporting its findings to the Board.

The Audit and Risk Management Committee consists of three Independent Directors.  The current membership of the Audit and Risk Management Committee is set out on page 15 of the Directors’ Report.  Details of the number of committee meetings held during 2016, and attendance by Committee members, is set out on page 14 of the Directors’ Report.

7.2 Risk Management Framework

Sundance recognises that the effective identification, evaluation, monitoring and management of risk is central to the ongoing success of the Company.  The Company has established a Risk Management Policy, which provides the framework for oversight and management of its business risks.  The Risk Management Policy ensures that:

•                  Appropriate systems are in place to identify, to the extent that is reasonably practical, all material risks that the Company faces in conducting its business;

•                  The financial impact of those risks is understood and appropriate controls are in place to limit exposures to them;

•                  Appropriate responsibilities are delegated to control the risks; and

•                  Any material changes to the Company’s risk profile are disclosed in accordance with the Company’s continuous Market Disclosure Policy.

The Board requires senior management to design and implement the risk management and internal control system to manage the Company, and to report its effectiveness to the Board.  By the nature of the upstream oil and gas business, the topic of risk management is intrinsically covered during each Board meeting.

7.3 Internal Audit

The Company does not currently have a formal internal audit program in place.  Given the Company’s current size and structure, the Board has determined that the finance department, under the supervision of the Chief Financial Officer and direction of the Audit and Risk Management Committee, can sufficiently manage the Company’s financial risks.  The Company has adopted a formal internal control framework, Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO), under which, the Company reviews, on an annual basis, the design and operating effectiveness of its internal controls over key financial processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information.

7.4 Economic, Environmental and Social Sustainability Risks

The Company undertakes oil and gas exploration, development and production activities and as such, faces risks inherent to its business, including economic, environmental and social sustainability risks, which may materially impact the Company’s ability to create or preserve value for shareholders over the short, medium or long term.

The Company has risk exposures related to potential environmental spills or contamination with associated cleanup costs, regulatory compliance and the safety of work practices.

Health, safety and environmental responsibilities are top priorities of the Company.  The Company believes sustainable and responsible business practices are an important long-term driver of performance and shareholder value and is committed to transparency, fair dealing, responsible treatment of employees and partners and positive interaction with the community in which it operates.  The Company mitigates the risk of catastrophic operational failures using appropriate insurance, with coverage for third party liability, well control, day-to-day office and business insurance, and operator’s extra expense. The Company protects its employees and contractors through the application of its health and safety program.  Senior management provides an update on its health, safety and environment programs to the Board on a monthly basis.

Details regarding material economic risks applicable to the Company and its business, including mitigating factors and the actions being taken by the Company to seek to manage its exposure to those risks, are set out in the Director’s Report and Note 34 to the financial statements.

Principle 8: Remunerate Fairly and Responsibly

8.1 Remuneration and Nominations Committee

The Remuneration and nominations Committee has three members, M D Hannell (chairman), D Hannes and H W Holcombe, all whom are independent non-executive Directors, and reports its recommendations to the Board for approval. The Committee determines remuneration levels of senior management on an individual basis. Advice is sought from an independent consultant based in the U.S.

When nominations matters are discussed, M D Hannell hands over the chairmanship to one of the other Committee members in order to separate his Board and Chairman role.

Details of the number of Committee meetings held during 2016, and attendance by Committee members, is set out on page 14 of the Directors’ Report.

The Remuneration and Nominations Committee Charter is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

8.2 Remuneration of Non-executive Directors, Executive Directors and Senior Management

The remuneration of non-executive Directors is structured separately from that of the Managing Director and senior management.  The Remuneration Report at pages 17-30 of this Annual Report sets out details of the Company’s policies and practices for remunerating Directors (MD and non-executive) and KMP.

8.3 Use of Derivatives and Similar Transactions

Sundance has a Securities Trading Policy that regulates dealing in its securities by Directors, Senior Management and all other employees (including companies and persons closely related to such persons).  The Policy prohibits Directors and employees from acting on inside information that is not generally available, and if it were generally available, would, or would be likely to, influence persons who commonly invest in securities in deciding whether to acquire or dispose of the relevant securities.

The Securities Trading Policy also:

•                  Outlines when personnel may and may not deal in shares of the Company,

•                  Outlines procedures for obtaining prior clearance in exceptional circumstances for trading that would otherwise be contrary to the Securities Trading Policy

•                  Provides procedures to reduce the risk of inside trading; and

•                  Prohibits personnel from engaging in in short-term or speculative transactions involving the Company’s shares over those shares and any other financial products of the Company traded on the ASX (Company Securities):

Recommendation 8.3 of the ASX Corporate Governance Principles provides that a listed entity which has an equity-based remuneration scheme should have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme.  Although the Company’s Security Trading Policy does not explicitly meet the requirements of recommendation 8.3, the Board is satisfied that the Company meets the requirements of recommendation 8.3 through company policy which prohibits Directors and Senior Management from trading in Company shares on a short-term basis, engaging in short sales, buying and selling puts and calls, and discourages the practice of purchasing the Company’s shares on margin.

The Securities Trading Policy is available on the Company’s website at http://www.sundanceenergy.com.au/governance.cfm.

Financial Information

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 December	Note	2016 US$’000	2015 US$’000
			(Restated — see Note 7)
Oil and natural gas revenue	4	66,609	92,191
Lease operating expenses	5	(12,937)	(18,455)
Production taxes		(4,200)	(6,043)
General and administrative expense	6	(12,110)	(17,176)
Depreciation and amortisation expense	17, 20	(48,147)	(94,584)
Impairment expense	19	(10,203)	(321,918)
Exploration expense		(30)	(7,925)
Finance costs, net of amounts capitalized		(12,219)	(9,418)
Loss on debt extinguishment		—	(1,451)
Gain on sale of non-current assets		—	790
Gain (loss) on derivative financial instruments		(12,761)	15,256
Other income (expense), net	8	2,009	(2,240)

Loss before income tax		(43,989)	(370,973)

Income tax (expense)/benefit	7	(1,705)	107,138

Loss attributable to owners of the Company		(45,694)	(263,835)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		(532)	(478)
Other comprehensive loss		(532)	(478)

Total comprehensive loss attributable to owners of the Company		(46,226)	(264,313)

Loss per share		(cents)	(cents)
Basic	11	(5.2)	(47.7)
Diluted	11	(5.2)	(47.7)

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

For the year ended 31 December	Note	2016 US$’000	2015 US$’000
			(Restated — see Note 7)
CURRENT ASSETS
Cash and cash equivalents		$17,463	$3,468
Trade and other receivables	12	9,786	11,508
Derivative financial instruments	13	—	9,967
Income tax receivable		5,204	5,616
Other current assets	16	4,078	4,154
Assets held for sale	14	18,309	90,632
TOTAL CURRENT ASSETS		54,840	125,345

NON-CURRENT ASSETS
Development and production assets	17	338,709	250,922
Exploration and evaluation expenditure	18	34,366	26,323
Property and equipment	20	1,211	1,382
Derivative financial instruments	13	279	3,950
Deferred tax assets	25	2,683	1,913
TOTAL NON-CURRENT ASSETS		377,248	284,490

TOTAL ASSETS		$432,088	$409,835

CURRENT LIABILITIES
Trade and other payables	21	$3,579	$21,588
Accrued expenses	21	19,995	19,883
Derivative financial instruments	13	4,579	—
Provisions, current	22	2,726	—
Liabilities held for sale	14	941	744
TOTAL CURRENT LIABILITIES		31,820	42,215

NON-CURRENT LIABILITIES
Credit facilities, net of deferred financing fees	23	188,249	187,743
Restoration provision	24	7,072	3,088
Other provisions, non-current	22	3,299	—
Deferred tax liabilities	25	—	—
Derivative financial instruments	13	3,215	—
Other non-current liabilities		610	420
TOTAL NON-CURRENT LIABILITIES		202,445	191,251

TOTAL LIABILITIES		$234,265	$233,466

NET ASSETS		$197,823	$176,369

EQUITY
Issued capital	26	373,585	308,429
Share based payments reserve	27	14,174	11,650
Foreign currency translation reserve	27	(1,842)	(1,310)
Accumulated deficit		(188,094)	(142,400)
TOTAL EQUITY		$197,823	$176,369

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued Capital US$’000	Share Based Payments Reserve US$’000	Foreign Currency Translation Reserve US$’000	Retained Earnings (Accumulated Deficit) US$’000	Total US$’000

Balance at 31 December 2014	306,853	7,550	(832)	121,435	435,006

Loss attributable to owners of the Company (Restated)	—	—	—	(263,835)	(263,835)
Other comprehensive loss for the year	—	—	(478)	—	(478)
Total comprehensive loss (Restated- See Note 7)	—	—	(478)	(263,835)	(264,313)
Shares issued in connection with business combinations (Note 2)	1,576	—	—	—	1,576
Stock compensation value of services	—	4,100	—	—	4,100
Balance at 31 December 2015 (Restated — see Note 7)	308,429	11,650	(1,310)	(142,400)	176,369

Loss attributable to owners of the Company	—	—	—	(45,694)	(45,694)
Other comprehensive loss for the year	—	—	(532)	—	(532)
Total comprehensive loss	—	—	(532)	(45,694)	(46,226)
Shares issued in connection with private placement (Note 26)	67,499	—	—	—	67,499
Cost of capital, net of tax (Note 26)	(2,343)	—	—	—	(2,343)
Stock compensation value of services	—	2,524	—	—	2,524
Balance at 31 December 2016	373,585	14,174	(1,842)	(188,094)	197,823

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December	Note	2016 US$’000	2015 US$’000

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		64,749	99,423
Payments to suppliers and employees		(32,634)	(49,639)
Settlements of restoration provision		(110)	(71)
Interest received		—	107
Receipts from commodity derivatives, net		10,630	11,736
Premium payments for commodity derivatives		—	(690)
Income taxes received, net		25	3,603
NET CASH PROVIDED BY OPERATING ACTIVITIES	30	42,660	64,469

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure		(64,130)	(144,316)
Payments for exploration expenditure		(2,852)	(20,339)
Payments for acquisition of oil and gas properties	2	(23,506)	(15,023)
Sale of non-current assets		7,141	41
Payments for acquisition related costs		—	(578)
Payments for property and equipment		(295)	(371)
Other investing activities		3,651	(185)
NET CASH USED IN INVESTING ACTIVITIES		(79,991)	(180,771)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares		67,499	—
Payments for costs of capital raisings		(3,330)	—
Borrowing costs paid, net of capitalized portion		(11,753)	(6,889)
Deferred financing fees capitalized		—	(4,708)
Payments for foreign currency derivatives		(390)	—
Proceeds from borrowings		—	207,000
Repayments from borrowings		(250)	(145,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		51,776	50,403

Net increase (decrease) in cash held		14,445	(65,899)

Cash and cash equivalents at beginning of year		3,468	69,217
Effect of exchange rates on cash		(450)	150
CASH AND CASH EQUIVALENTS AT END OF YEAR		17,463	3,468

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial report of Sundance Energy Australia Limited (“SEAL”) and its wholly owned subsidiaries, (collectively, the “Company”, “Consolidated Group” or “Group”), for the year ended 31 December 2016 was authorised for issuance in accordance with a resolution of the Board of Directors on 30 March 2017.  Refer to Note 35 for listing of the Company’s significant subsidiaries.

The Group is a for-profit entity for the purpose of preparing the financial report. The principal activities of the Group during the financial year are the exploration for, development and production of oil and natural gas in the United States of America, and the continued expansion of its mineral acreage portfolio in the United States of America.

Basis of Preparation

The consolidated financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”) and the Corporations Act 2001.

These consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Material accounting policies adopted in the preparation of this financial report are presented below. They have been consistently applied unless otherwise stated.

The consolidated financial statements are prepared on a historical basis, except for the revaluation of certain non-current assets and financial instruments, as explained in the accounting policies below.  The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand (US$’000), except where stated otherwise.

Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities as at December 31 2016 and 2015, and the results for the years then ended, of Sundance Energy Australia Limited (“SEAL”) and the entities it controls.  A controlled entity is any entity over which SEAL is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  As at 31 December 2016 and 2015, all of its controlled entities were wholly-owned.

All inter-group balances and transactions between entities in the Group, including any recognised profits or losses, are eliminated on consolidation.

a)             Income Tax

The income tax expense for the period comprises current income tax expense/(benefit) and deferred income tax expense/(benefit).

Current income tax expense charged to the statement of profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at the reporting date. Current tax liabilities/(assets) are therefore measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the period. Current and deferred income tax expense/(income) is charged or credited directly to equity instead of the statement of profit or loss when the tax relates to items that are credited or charged directly to equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Deferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset recognised or the liability is settled, based on tax rates enacted or substantively enacted at the reporting date. Their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilized. Where temporary differences exist in relation to investments in subsidiaries, branches, associates, and joint ventures, deferred tax assets and liabilities are not recognised where the timing of the reversal of the temporary difference can be controlled and it is not probable that the reversal will occur in the foreseeable future.

Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where a legally enforceable right of set-off exists, the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Tax Consolidation

Sundance Energy Australia Limited and its wholly-owned Australian controlled entities have implemented the income tax consolidation regime, with Sundance Energy Australia Limited being the head company of the consolidated group. Under this regime the group entities are taxed as a single taxpayer.

In addition to its own current and deferred tax amounts, Sundance Energy Australia Limited, as head company, also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

b)             Exploration and Evaluation Expenditure

Exploration and evaluation expenditures incurred are accumulated in respect of each identifiable area of interest.  These costs are capitalised to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves. Any such estimates and assumptions may change as new information becomes available.  If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, for example a dry hole, the relevant capitalized amount is written off in the consolidated statement of profit or loss and other comprehensive income in the period in which new information becomes available.  The costs of assets constructed within the Group includes the leasehold cost, geological and geophysical costs, and an appropriate proportion of fixed and variable overheads directly attributable to the exploration and acquisition of undeveloped oil and gas properties.

When approval of commercial development of a discovered oil or gas field occurs, the accumulated costs for the relevant area of interest are transferred to development and production assets. The costs of developed and producing assets are amortised over the life of the area according to the rate of depletion of the proved and probable developed reserves.  The costs associated with the undeveloped acreage are not subject to depletion.

The carrying amounts of the Group’s exploration and evaluation assets are reviewed at each reporting date to determine whether any impairment indicators exist.  Impairment indicators could include i) tenure over the licence area has expired during the period or will expire in the near future, and is not expected to be renewed, ii) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is not budgeted or planned, iii) exploration for and evaluation of resources in the specific area have not led to the discovery of commercially viable quantities of resources, and the Group has decided to discontinue activities in the specific area, or iv) sufficient data exist to indicate that although a development is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or from sale.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made and any resulting impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income.  The estimate of the recoverable amount is made consistent with the methods described under Impairment in (c) below.

c)              Development and Production Assets and Property and Equipment

Development and production assets, and property and equipment are carried at cost less, where applicable, any accumulated depreciation, amortisation and impairment losses. The costs of assets constructed within the Group includes the cost of materials, direct labor, borrowing costs and an appropriate proportion of fixed and variable overheads directly attributable to the acquisition or development of oil and gas properties and facilities necessary for the extraction of resources.  Repairs and maintenance are charged to the consolidated statement of profit or loss and comprehensive income during the financial period in which are they are incurred.

Depreciation and Amortisation Expense

Property and equipment are depreciated on a straight-line basis over their useful lives from the time the asset is held and ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful life of the improvement.

The depreciation rates used for each class of depreciable assets are:

Class of Non-Current	Asset Depreciation	Rate Basis of Depreciation
Plant and Equipment	10 – 33%	Straight Line

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

The Group uses the units-of-production method to amortise costs carried forward in relation to its development and production assets.  For this approach, the calculation is based upon economically recoverable reserves over the life of an asset or group of assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.  An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount, and recorded as impairment expense within the consolidated statement of profit or loss and other comprehensive income.

Impairment

The carrying amount of development and production assets and property and equipment are reviewed at each reporting date to determine whether there is any indication of impairment.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made.

Development and production assets are assessed for impairment on a cash-generating unit basis.  A cash-generating unit is the smallest grouping of assets that generates independent cash inflows.  Management has assessed its CGUs as being an individual basin, which is the lowest level for which cash inflows are largely independent of those of other assets.  Each of the Group’s development and production asset CGUs include all of its developed producing properties, shared infrastructure supporting its production and undeveloped acreage that the Group considers technically feasible and commercially viable.  An impairment loss is recognized in the consolidated statement of profit and loss whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit on a pro-rata basis.

The recoverable amount of an asset is the greater of its fair value less costs to sell (“FVLCS”) or its value-in-use (“VIU”).  In assessing VIU, an asset’s estimated future cash flows are discounted to their present value using an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the assets/CGUs.  The estimated future cash flows for the VIU calculation are based on estimates, the most significant of which are hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves.

Estimates of future commodity prices are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves.

The discount rates applied to the future forecast cash flows are based on a third party participant’s post-tax weighted average cost of capital, adjusted for the risk profile of the asset.

Under a FVLCS calculation, the Group considers market data related to recent transactions for similar assets. In determining the fair value of the Group’s investment in shale properties, the Group considers a variety of valuation metrics from recent comparable transactions in the market. These metrics include price per flowing barrel of oil equivalent and undeveloped land values per net acre held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

An impairment loss is reversed if there has been an increase in the estimated recoverable amount of a previously impaired assets.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or depletion if no impairment loss had been recognized.  The Company has not reversed an impairment loss during the years ended 31 December 2016 or 2015.

If an entire CGU is disposed, gains and losses on disposals are determined by comparing proceeds with the carrying amount.  These gains and losses are included in the statement of profit or loss.  If a disposition is less than an entire CGU and the property had been previously subjected to amortization or impairment at the CGU level, and there would be no significant impact to the Company’s depletion rate, no gain or loss is recognized and the proceeds of the sale are treated as a cost reduction to the Company’s net book value of the CGU in which the assets were previously included.

d)             Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at date of inception.  The arrangement is assessed to determine whether its fulfillment is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership to the entities in the Group.  All other leases are classified as operating leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Assets under financing leases are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

e)              Financial Instruments

Recognition and Initial Measurement

Financial instruments, incorporating financial assets and financial liabilities, are recognised when the entity becomes a party to the contractual provisions of the instrument. Trade date accounting is adopted for financial assets that are delivered within timeframes established by marketplace convention.

Financial instruments are initially measured at fair value plus transactions costs where the instrument is not classified at fair value through profit or loss. Transaction costs related to instruments classified at fair value through profit or loss are expensed to profit or loss immediately. Financial instruments are classified and measured as set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Derivative Financial Instruments

The Group uses derivative financial instruments to economically hedge its exposure to changes in commodity prices arising in the normal course of business. The principal derivatives that may be used are commodity crude oil or natural gas price swap, option and costless collar contracts.  Their use is subject to policies and procedures as approved by the Board of Directors. The Group does not trade in derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recognised at fair value and remeasured at each reporting period.  The fair value of these derivative financial instruments is the estimated amount that the Group would receive or pay to terminate the contracts at the reporting date, taking into account current market prices and the current creditworthiness of the contract counterparties.  The derivatives are valued on a mark to market valuation and the gain or loss on re-measurement to fair value is recognised through the statement of profit or loss and other comprehensive income.

i)           Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss when they are acquired principally for the purpose of selling in the near-term.  Realised and unrealised gains and losses arising from changes in fair value are included in profit or loss in the period in which they arise.

ii)        Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortised cost using the effective interest rate method.

Derecognition

Financial assets are derecognised when the contractual right to receipt of cash flows expires or the asset is transferred to another party whereby the entity no longer has any significant continuing involvement in the risks and benefits associated with the asset. Financial liabilities are derecognised when the related obligations are either discharged, cancelled or expire. The difference between the carrying value of the financial liability extinguished or transferred to another party and the fair value of consideration paid, including the transfer of non-cash assets or liabilities assumed, is recognised in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

f)               Foreign Currency Transactions and Balances

Functional and presentation currency

Both the functional currency and the presentation currency of the Group is US dollars.  Some subsidiaries have Australian dollar functional currencies which are translated to the presentation currency.  All operations of the Group are incurred at subsidiaries where the functional currency is the US dollar as its core oil and gas properties are located in the United States.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the consolidated statement of profit or loss and other comprehensive income.

Group Companies

The financial results and position of foreign subsidiaries whose functional currency is different from the Group’s presentation currency are translated as follows:

•                  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•                  revenues and expenses are translated to USD using the exchange rate at the date of transaction; and

•                  retained profits and issued capital are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve. These differences are recognised in the statement of profit or loss and other comprehensive income upon disposal of the foreign operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

g)             Employee Benefits

Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled.

Equity - Settled Compensation

The Group has an incentive compensation plan where employees may be issued shares and/or options. The fair value of the equity to which employees become entitled is measured at grant date and recognized as an expense over the vesting period with a corresponding increase in equity.  The fair value of shares issued is determined with reference to the latest ASX share price.

The group has a restricted share unit (“RSU”) plan to motivate management and employees to make decisions benefiting long-term value creation, retain management and employees and reward the achievement of the Group’s long-term goals.   The target RSUs are generally based on goals established by the Remuneration and Nominations Committee and approved by the Board.  The fair value of time-lapse RSUs is determined based on the price of Company ordinary shares on the date of grant and expense is recognized over the vesting period.  Certain of its RSUs vest based on the achievement of metrics related to the Company’s 3-year absolute shareholder return or total shareholder return as compared to its peer group, as defined.  The Company uses a Monte Carlo valuation model to determine the fair value of such RSUs and the expense is recognized over the vesting period.  The Monte Carlo model is based on random projections of stock price paths and must be repeated numerous times to achieve a probabilistic assessment.  The expected volatility used in the model is based on the historical volatility commensurate with the length of the performance period of the award.  The risk-free rate used in the model is based on Australian Treasury bond relevant to the term of the RSU award.

Deferred Cash Compensation

In 2016, the Group granted deferred cash compensation awards to certain employees, which may be earned through appreciation in the weighted average price of Sundance’s ordinary shares from the last 20 days of 2015 as compared to the last 20 days of 2017 and 2018.  The Group recognizes general and administrative expense for the deferred cash compensation to the extent to which the employees have rendered service, with a corresponding liability included within other noncurrent liabilities on the consolidated statement of financial position.  The fair value of the deferred cash awards are estimated initially and at the end of each reporting period until settled, using a Monte Carlo model that takes into consideration the terms and conditions of the award.  The expected volatility used in the model is based on the historical volatility commensurate with the length of the performance period of the award.  The risk-free rate used in the model is based on U.S. Treasury bond relevant to the term of the award. The awards may ultimately be settled in cash or fully vested RSUs at the discretion of the Board.

h)             Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.  As of 31 December 2016, the Company had recognized provisions related to a third-party refracturing agreement ($6.0 million) and office space consolidation ($0.3 million).

i)                Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

j)                Revenue

Revenue from the sale of oil and natural gas is recognised upon the delivery of product to the purchaser and title transfers to the purchaser.  The Company uses the sales method of accounting for natural gas imbalances in those circumstances where it has under-produced or over-produced its ownership percentage in a property. Under this method, a receivable or payable is recognized only to the extent an imbalance cannot be recouped from the reserves in the underlying properties.  The Company had not recognized an imbalance on the consolidated statement of financial position as at 31 December 2016.

All revenue is stated net of royalties, transportation costs and the amount of goods and services tax (“GST”).

k)             Borrowing Costs

Borrowing costs, including interest, directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, borrowings are stated as amortised cost with any difference between cost and redemption being recognised in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings on an effective interest basis.  The Company capitalised eligible borrowing costs of $1.1 million and $1.6 million for the years ended 31 December 2016 and 2015, respectively.  All other borrowing costs are recognised in the consolidated statement of profit or loss and other comprehensive income in the period in which they are incurred.

l)                Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

Cash flows are presented in the consolidated statement of cash flows on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

m)         Business Combinations

A business combination is a transaction in which an acquirer obtains control of one or more businesses.  The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired.  The acquisition method is only applied to a business combination when control over the business is obtained.  Subsequent changes in interests in a business where control already exists are accounted for as transactions between owners.  The cost of the business combination is measured at fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition.  Costs directly attributable to the business combination are expensed as incurred, except those directly and incrementally attributable to equity issuance.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable asset acquired, if any, is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in the consolidated statement of profit or loss and other comprehensive income as a gain on bargain purchase.  Adjustments to the purchase price and excess on consideration transferred may be made up to one year from the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

n)             Assets Held for Sale

The Company classifies property as held for sale when management commits to a plan to sell the property, the plan has appropriate approvals, the sale of the property is highly probable within the next twelve months, and certain other criteria are met. At such time, the respective assets and liabilities are presented separately on the Company’s consolidated statement of financial position and amortisation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value, less the costs to sell the assets. The Company recognizes an impairment loss if the current net book value of the property exceeds its fair value, less selling costs.  As at 31 December 2016, based upon the Company’s intent and anticipated ability to sell an interest in these properties, the Company had classified its Mississippian/Woodward properties as held for sale.  As at 31 December 2015 the Company had 25% of its Eagle Ford assets and 100% of its Cooper Basin assets classified as held for sale.

o)             Critical Accounting Estimates and Judgements

The Directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data obtained both externally and within the Group.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements.

Estimates of reserve quantities

The estimated quantities of hydrocarbon reserves reported by the Group are integral to the calculation of amortisation (depletion) and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessment of the technical feasibility and commercial viability of producing the reserves. The Company engaged an independent petroleum engineering firm, Ryder Scott Company to prepare its reserve estimates which conform to guidelines prepared by the Society of Petroleum Engineers.  Ryder Scott also prepared reserve estimates under SEC guidelines.  Reserve estimates conforming to the guidelines prepared by the Society of Petroleum Engineers are utilized for accounting purposes.  These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological and production data are generated during the course of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

Impairment of Non-Financial Assets

The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an indicator of impairment exists, the recoverable amount of the cash-generating unit to which the assets belong is then estimated based on the present value of future discounted cash flows. For development and production assets, the expected future cash flow estimation is always based on a number of factors, variables and assumptions, the most important of which are estimates of reserves, future production profiles, commodity prices and costs.  In most cases, the present value of future cash flows is most sensitive to estimates of future oil price and discount rates. A change in the modeled assumptions in isolation could materially change the recoverable amount. However, due to the interrelated nature of the assumptions, movements in any one variable can have an indirect impact on others and individual variables rarely change in isolation. Additionally, management can be expected to respond to some movements, to mitigate downsides and take advantage of upsides, as circumstances allow. Consequently, it is impracticable to estimate the indirect impact that a change in one assumption has on other variables and therefore, on the extent of impairments under different sets of assumptions in subsequent reporting periods.  In the event that future circumstances vary from these assumptions, the recoverable amount of the Group’s development and production assets could change materially and result in impairment losses or the reversal of previous impairment losses.

Exploration and Evaluation

The Company’s policy for exploration and evaluation is discussed in Note 1 (b). The application of this policy requires the Company to make certain estimates and assumptions as to future events and circumstances, particularly in relation to the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, management concludes that the capitalised expenditure is unlikely to be recovered by future sale or exploitation, then the relevant capitalised amount will be written off through the consolidated statement of profit or loss and other comprehensive income.

Restoration Provision

A provision for rehabilitation and restoration is provided by the Group to meet all future obligations for the restoration and rehabilitation of oil and gas producing areas when oil and gas reserves are exhausted and the oil and gas fields are abandoned. Restoration liabilities are discounted to present value and capitalised as a component part of capitalised development expenditure. The capitalised costs are amortised over the units of production and the provision is revised at each balance sheet date through the consolidated statement of profit or loss and other comprehensive income as the discounting of the liability unwinds.

In most instances, the removal of the assets associated with these oil and gas producing areas will occur many years in the future.  The estimate of future removal costs therefore requires management to make significant judgements regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates.

Units of Production Depletion

Development and production assets are depleted using the units of production method over economically recoverable reserves.  This results in a depletion or amortisation charge proportional to the depletion of the anticipated remaining production from the area of interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

The life of each item has regard to both its physical life limitations and present assessments of economically recoverable reserves of the field at which the asset is located.  These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure.  The calculation of the units of production rate of depletion or amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on total economically recoverable reserves, or future capital expenditure estimates change.  Changes to economically recoverable reserves could arise due to change in the factors or assumptions used in estimating reserves, including the effect on economically recoverable reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.  Changes in estimates are accounted for prospectively.

Share-based Compensation

The Group’s policy for share-based compensation is discussed in Note 1 (g).  The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances.  Certain of the Company’s restricted share units vest based on the Company’s ordinary share price appreciation over a 3-year period in absolute terms or as compared to a defined peer group.  Share-based compensation related to these awards use estimates for the expected volatility of the Company’s ordinary share price and of its peer’s ordinary share price (total shareholder return shares).  The Company’s deferred cash awards also vest upon the Company’s ordinary share price appreciate through 2017, 2018 and 2019.  The Company must also estimate expected volatility of the Company’s ordinary share price when valuing these awards.

p)             Rounding of Amounts

In accordance with the Australian Securities and Investment Commission (“ASIC”) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, amounts in the financial statements have been rounded to the nearest thousand.

q)             Parent Entity Financial Information

The financial information for the parent entity, SEAL (“Parent Company”), also the ultimate parent, discussed in Note 34, has been prepared on the same basis, using the same accounting policies as the consolidated financial statements, except for its investments in subsidiaries which are accounted for at cost in the individual financial statements of the parent entity less any impairment.

r)              Earnings (loss) Per Share

The group presents basic and diluted earnings (loss) per share for its ordinary shares. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares for the dilutive effect, if any, of outstanding share rights and share options which have been issued to employees.

s)     New and Revised Accounting Standards

The Group has adopted all of the new and revised Standards and Interpretations issued by IFRS/AASB that are relevant to its operations and effective for the current annual reporting period. The adoption of these new and revised Australian Accounting Standards and Interpretations has had no significant impact on the Group’s accounting policies or the amounts reported during the financial year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES continued

The following Standards and Interpretations have been issued but are not yet effective. These are the standards that the Group reasonably expects will have an impact on its disclosures, financial position or performance when applied at a future date.  The Group’s assessment of the impact of these new standards, amendments to standards, and interpretations is set out below.

AASB 9/IFRS 9 — Financial Instruments, and the relevant amending standards

AASB 9/IFRS 9, approved in December 2015, introduces new requirements for the classification, measurement, and derecognition of financial instruments, including new general hedge accounting requirements.  The effective date of this standard is for fiscal years beginning on or after 1 January 2018, with early adoption permitted.  Management is currently assessing the impact of the new standard but it is not expected to have a material impact on the Group’s consolidated financial statements when it adopts the standard 1 January 2018.

AASB 15/IFRS 15 — Revenue from Contracts with Customers

In May 2014, AASB 15/IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Specifically, the standard introduces a 5-step approach to revenue recognition:

1.              Identify the contract(s) with a customer

2.              Identify the performance obligations in the contracts.

3.              Determine the transaction price.

4.              Allocate the transaction price to the performance obligations in the contract.

5.              Recognise revenue when (or as) the entity satisfies a performance obligation.

Under AASB 15/IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer.  The effective date of this standard is for fiscal years beginning on or after 1 January 2018.  Although the Company is still in the process of assessing its contracts with customers and evaluating the effect of adopting these standards, as well as the transition method to be applied, the adoption is not expected to have a significant impact on the Company’s consolidated financial statements other than additional disclosures.  The Company plans to adopt the standard on 1 January 2018.

AASB 16/IFRS 16 — Leases

In January 2016, AASB 16/IFRS 16 was issued which provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements for both lessees and lessors.  AASB 16/IFRS 16 changes the current accounting for leases to eliminate the operating/finance lease designation and require entities to recognize most leases on the balance sheet, initially recorded at the fair value of unavoidable lease payments.  The entity will then recognize depreciation of the lease assets and interest on the statement of profit and loss.

The effective date of this standard is for fiscal years beginning on or after 1 January 2019.  As of 31 December 2016, the Company had approximately $5.2 million of contractual obligations related to its non-cancelable leases and drilling rig contracts, and it will evaluate those contracts as well as other existing arrangements to determine if they qualify for lease accounting under AASB 16/IFRS 16.  The Company plans to adopt the standard on the 1 January 2019.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — BUSINESS COMBINATIONS

Acquisitions in 2016

Acquisition #1

On 29 July 2016, the Company completed its acquisition of 5,050 net acres targeting the Eagle Ford in McMullen County, Texas, for a cash purchase price of $15.9 million.  The assets acquired included approximately 26 gross (9.1 net) producing wells, which were primarily Sundance-operated prior to the acquisition.  The Company acquired the assets to execute on its strategy of growing its Eagle Ford position.

The following table reflects the fair value of the assets acquired and the liabilities assumed as at the date of acquisition (in thousands):

Fair value of assets acquired:
Development and production assets	$16,628
Fair value of liabilities assumed:
Restoration provision	(747)
Net assets acquired	$15,881

Purchase price:
Cash consideration	$15,881
Total consideration paid	$15,881

Revenues of $2.4 million and net income of $0.4 million (excluding the impact of income taxes) were generated from the acquired properties from 29 July 2016 through 31 December 2016.  The Company did not incur any material acquisition costs related to the transaction.

Acquisition #2

On 19 December 2016, the Company completed its acquisition of additional working interest in 23 gross (1.5 net) producing wells and 130 acres in McMullen County for cash consideration of $7.2 million.  12 gross (1.0 net) of the acquired wells are Sundance operated. The Company acquired the assets to execute on its strategy of growing its Eagle Ford position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — BUSINESS COMBINATIONS continued

The following table reflects the fair value of the assets acquired and the liabilities as at the date of acquisition (in thousands):

Fair value of assets acquired:
Development and production assets	7,348
Fair value of liabilities assumed:
Restoration provision	(118)
Net assets acquired	$7,230

Purchase price:
Cash consideration	$7,230
Total consideration paid	$7,230

Subsequent to the acquisition on 19 December 2016, revenue and net income generated from the properties for the remainder of 2016 were not material.  The Company did not incur any material acquisition costs related to the transaction.

If both Eagle Ford acquisitions had been completed as of 1 January 2016, the Company’s pro forma revenue and loss before income taxes would have been increased and reduced by $5.3 million and $1.2 million to $72.0 million and $(42.8) million, respectively.  This pro forma financial information does not purport to represent what the actual results of operations would have been had the transactions been completed as of the date assumed, nor is this information necessarily indicative of future consolidated results of operations.

Acquisitions in 2015

In August 2015, the Company completed its acquisition of New Standard Energy Ltd’s (“NSE”) U.S. (Eagle Ford) and Cooper Basin (Australia PEL570) assets for an aggregate purchase price of $16.4 million.  The Eagle Ford assets acquired included approximately 5,500 net acres in Atascosa County, 7 gross producing wells and 2 wells that had been drilled, but not yet completed (one of which was subsequently completed by the Company). The Cooper Basin asset acquired included a 17.5% working interest in the Petroleum Exploration License (PEL) 570 concession, with drilling commitments of up to approximately AUD$10.6 million.

Consideration paid for the assets included payment of $15.0 million to repay NSE’s outstanding debt and the issuance of 6 million fully paid ordinary Company shares, offset by acquired cash of $0.2 million.  Approximately 1.5 million of the 6 million Company shares were held in escrow and are expected to be returned to the Company in 2017 in satisfaction of certain unresolved working capital adjustments and were not valued as part of consideration paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACREAGE DIVESTITURE

In December 2016, the Company divested an acreage block containing 3,336 gross (2,709 net) acres located in Atascosa County, Texas. The Eagle Ford acreage was undeveloped and outside the Company’s core development project area. Sundance received cash proceeds of $7.1 million for the acreage.  No gain or loss was recognized in consolidated statement of profit and loss and other comprehensive income related to the sale.

NOTE 4 — REVENUE

	2016	2015
Year ended 31 December	US$’000	US$’000

Oil revenue	57,296	82,949
Natural gas revenue	4,937	4,720
Natural gas liquid (NGL) revenue	4,376	4,522
Total revenue	66,609	92,191

NOTE 5 — LEASE OPERATING EXPENSES

	2016	2015
Year ended 31 December	US$’000	US$’000

Lease operating expense	(11,259)	(16,667)
Workover expense	(1,678)	(1,788)
Total lease operating expense	(12,937)	(18,455)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — GENERAL AND ADMINISTRATIVE EXPENSES

	2016	2015
Year ended 31 December	US$’000	US$’000

Employee benefits expense, including salaries and wages, net of capitalised overhead	(3,260)	(4,849)
Share based payments expense (1)	(2,748)	(4,100)
Legal and other professional fees	(2,085)	(3,347)
Corporate fees	(1,762)	(1,986)
Rent	(669)	(993)
Regulatory expenses	(279)	(203)
Transaction related costs	(323)	(540)
Other expenses	(984)	(1,158)
Total general and administrative expenses	(12,110)	(17,176)

(1)   Share based payment expense includes expense associated with restricted share units and deferred cash awards.  See Note 32.

The Company capitalised overhead costs, including salaries, wages benefits and consulting fees, directly attributable to the exploration, acquisition and development of oil and gas properties of $2.1 million and $3.0 million for the years ended 31 December 2016 and 2015, respectively.

NOTE 7 — INCOME TAX EXPENSE

The Company identified an error in its 31 December 2015 income tax accounting, which resulted in a $6.3 million overstatement of its deferred tax liabilities and a $0.4 million overstatement of income tax receivable as at 31 December 2015  and a $6.0 million understatement of its income tax benefit for the year then ended. No period prior to the year ended 31 December 2015 was affected. The 2015 prior period error related to the push down allocation of the Company’s consolidated impairment to the Company’s separate subsidiaries. As a result of this error, the Company’s consolidated deferred income tax liabilities, income tax receivable and income tax benefit were misstated. As the adjustment was the direct result of the 2015 impairment charge, the Company believes that the correction should be retrospectively restated for more meaningful and comparative financial information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — INCOME TAX EXPENSE continued

The effect of this correction is shown in the table below. There was no impact to the consolidated statement of cash flows.

	As Stated in
	2015
Condensed Consolidated Statement of	Annual Report	Correction	2015 Restated
Financial Position (As at 31 December 2015)	US$’000	US$’000	US$’000

Income tax receivable	5,997	(381)	5,616
Total current assets	125,726	(381)	125,345
Deferred tax liabilities	6,341	(6,341)	Nil
Total non-current liabilities	197,592	(6,341)	191,251
Net assets	170,409	5,960	176,369
Accumulated deficit	(148,360)	5,960	(142,400)
Total equity	170,409	5,960	176,369

Condensed Consolidated Statement of
Financial Statement of Loss and	As Stated in
Other Comprehensive Loss	2015
(Year ended 31 December 2015)	Annual Report	Correction	2015 Restated

Income tax benefit	101,178	5,960	107,138
Loss attributable to owners of the Company	(269,795)	5,960	(263,835)
Total comprehensive loss	(270,273)	5,960	(264,313)
Basic and diluted loss per share (cents)	(48.8)	1.1	(47.7)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — INCOME TAX EXPENSE continued

The following is a summary of 2016 and 2015 income tax expense (benefit):

		2015
	2016	US$’000
Year ended 31 December	US$’000	(Restated)

a)The components of income tax expense comprise:
Current tax expense/(benefit)	1,563	(6,191)
Deferred tax expense/ (benefit)	142	(100,947)
Total income tax expense/ (benefit)	1,705	(107,138)

b)The prima facie tax on income (loss) from ordinary activities before income tax is reconciled to the income tax as follows:

Loss before income tax	(43,989)	(370,973)

Prima facie tax expense (benefit) at the Group’s statutory income tax rate of 30%	(13,197)	(111,292)

Increase (decrease) in tax expense resulting from:

-Difference of tax rate in US controlled entities	(2,161)	(20,447)
- Impact of direct accounting from US controlled entities (1)	(98)	(3,165)
- Share based compensation	539	747
- Other allowable items	314	77
- Change in apportioned state tax rates in US controlled entities (2)	—	(84)
- Current year tax losses not recognised	16,308	27,026

Total Income tax expense (benefit)	1,705	(107,138)

c) Unused tax losses and temporary differences for which no deferred tax asset has been recognised at 30%	46,022	29,714

d) Deferred tax charged directly to equity:
- Equity raising costs	(986)	—
- Currency translation adjustment	73	(362)

(1)         The Oklahoma US state tax jurisdiction computes income taxes on a direct accounting basis.  In 2015, a significant portion of the impairments related to this jurisdiction resulting in a deferred tax benefit of $3,165 creating deferred tax assets, all of which were unrecognized.

(2)         As the Texas margin tax computation is similar in nature to an income tax computation, it is treated as an income tax for financial reporting purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — OTHER INCOME (EXPENSE), NET

	2016	2015
Year ended 31 December	US$’000	US$’000

Insurance proceeds	2,375	—
Litigation settlement	1,200	—
Restructuring expenses	(856)	—
Loss on foreign currency derivative	(390)	—
Write-off of unrecoverable cash call	—	(1,621)
Write-down of inventory to lower of cost or market	—	(319)
Other	(320)	(300)
Total other income (expense), net	2,009	(2,240)

During 2016 the Company received insurance proceeds of $2.4 million related to a well control incident in 2014.  In addition the Company was awarded a cash settlement of $1.2 million from litigation against a third party contractor for damages to a well that occurred in 2014.  As part of the litigation settlement, the Company was also awarded $0.6 million for reimbursement of legal costs incurred (recorded to general and administrative expenses on the consolidated statement of profit and loss).

In January 2016, the Company restructured its corporate organization and reduced its headcount by approximately 30% in order to reduce its cash operating costs in response to the lower oil price environment. Restructuring costs included $0.4 million in employee severance costs and $0.5 million in office lease-related costs for certain office space that is expected to be no longer used as a result of office space consolidation. The office-lease-related costs represent the Company’s future obligations under the operating leases, net of anticipated sublease income.  See also Note 22.

NOTE 9 — KEY MANAGEMENT PERSONNEL COMPENSATION

a)             Directors and Key Management Personnel Compensation

The total remuneration paid to Directors and Key Management Personnel (“KMP”) of the Group during the year is as follows:

Year ended 31 December	2016 US$	2015 US$

Short term wages and benefits	1,297,847	1,466,793
Share based payments (equity or cash settled) (1)	2,024,802	2,271,404
Post-employment benefit	48,918	52,034
	3,371,567	3,790,231

(1)         The 2014 short-term incentive bonus (“STI”) granted to KMP, excluding the Managing Director, was granted by the Board of Directors in 2015 and paid out in the form of RSU’s with immediate vesting.  The associated expense is included in 2015 share-based payments in the table above. The 2014 STI to the Managing Director was approved by shareholders in 2016 and paid out in the form of RSUs with immediate vesting.  The associated expense is included in 2016 share based payments in the table above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — KEY MANAGEMENT PERSONNEL COMPENSATION continued

b)             Options Granted as Compensation

No options were granted as compensation during each of the years ended 31 December 2016 and 2015 to KMP from the Sundance Energy Employee Stock Option Plan. During 2015, the previous option holders were notified that all of the Company’s options would be converted to RSUs, which included 2.2 million options held by KMP, that were converted into 1.0 million RSUs ($0.2 million of incremental fair value).

c)              Restricted Share Units  Granted as Compensation

RSUs awarded as compensation were 9,906,997 ($1.2 million fair value) and 7,426,596 ($3.8 million fair value) during the years ended 31 December 2016 and 2015, respectively, to KMP.  The vesting provisions of the RSUs vary and may vest immediately, based upon the passage of time or based on achievement of metrics related to the Company’s 3-year absolute total shareholder return (ATSR) or total shareholder return (TSR) as compared to its peer group. The details of the plan and ATSR and TSR RSUs are described in more detail in the Remuneration Report of the Directors’ Report of the Company’s Annual Report for the year ended 31 December 2016.

d)             Deferred Cash Awards as Compensation

Deferred cash awarded as compensation to KMP was $1,546,250 ($0.5 million fair value as at 31 December 2016) during the year ended 31 December 2016.  Deferred cash vests based on the appreciation of the Company’s ordinary shares measured at the end of 2017, 2018 and 2019.  The deferred cash award is described in more detail in Remuneration Report of the Directors’ Report of the Company’s Annual Report for the year ended 31 December 2016.  There was no deferred cash awarded in 2015.

NOTE 10 — AUDITORS’ REMUNERATION

	2016		2015
Year ended 31 December	US$		US$

Cash remuneration of the auditor for:
Auditing or review of the financial report (1)	461,360		462,950
Professional services related to filing of various Forms with the US Securities and Exchange Commission	—		13,000
Taxation services provided by the practice of auditor	—	`	61,535
Total remuneration of the auditor	461,360		537,485

(1)         The 2016 amount includes $361,360 paid to the Company’s former auditor, Ernst & Young, who provided audit services for the year ended 31 December 2015.   The Company paid $100,000 in 2016 to Deloitte Touche Tohmatsu Limited as its auditor for the year ended 31 December 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EARNINGS (LOSS) PER SHARE (EPS)

	2016	2015
Year ended 31 December	US$’000	US$’000

Loss for periods used to calculate basic and diluted EPS	(45,694)	(263,835)

	Number of shares	Number of shares
-Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS(1)	870,582,898	552,847,289
-Incremental shares related to options and restricted share units(2)	—	—
-Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	870,582,898	552,847,289

(1) Calculation excludes approximately 1.5 million ordinary shares held in escrow as at 31 December 2016.  The shares were issued as part of the NSE acquisition in 2015 and are expected to be returned to the Company in satisfaction of certain working capital adjustments during 2017

(2) Incremental shares related to restricted share units were excluded from 31 December 2016 and 2015 weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

NOTE 12 — TRADE AND OTHER RECEIVABLES

	2016	2015
Year ended 31 December	US$’000	US$’000

Oil, natural gas and NGL sales	8,201	5,684
Joint interest billing receivables	1,545	4,108
Commodity hedge contract receivables	37	1,653
Other	3	63
Total trade and other receivables	9,786	11,508

Due to the short-term nature of trade and other receivables, their carrying amounts are assumed to approximate fair value.  No receivables were outside of normal trading terms as at 31 December 2016 and 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS

	2016	2015
Year ended 31 December	US$’000	US$’000

FINANCIAL ASSETS:
Current
Derivative financial instruments — commodity contracts	—	9,967
Non-current
Derivative financial instruments — commodity contracts	279	3,950
Total financial assets	279	13,917

FINANCIAL LIABILITIES:
Current
Derivative financial instruments — commodity contracts	4,579	—
Non-current
Derivative financial instruments — commodity contracts	3,215	—
Total financial liabilities	7,794	—

NOTE 14 — ASSETS HELD FOR SALE

The consolidated statement of financial position includes assets and liabilities as held for sale, comprised of the following:

Year ended 31 December	2016 US$’000	2015 US$’000

Mississippian/Woodford
Development and production assets	18,309	—
Eagle Ford
Development and production assets (25%)	—	77,021
Exploration and evaluation expenditure (25%)	—	8,377
Cooper Basin
Exploration and evaluation expenditure	—	5,234
Total assets held for sale	18,309	90,632

Restoration provision for Mississippian/Woodford developed assets	941	—
Restoration provision for Eagle Ford developed assets (25%)	—	744
Total liabilities held for sale	941	744

In June 2016, the Company’s management committed to a plan to sell its Mississippian/Woodford assets.  The Company entered into a purchase and sale agreement on 1 March 2017 to sell the assets for $18.5 million, subject to post-closing adjustments for net cash flow attributable to the assets from 1 August 2016 through the closing date.  The Company expects the transaction to close by May 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — ASSETS HELD FOR SALE continued

The Company had previously intended to sell a 25% non-operated interest in its Eagle Ford assets. However, the Company changed its strategy in June 2016 as a result of its 3-tranche private placement, initiated in the second quarter of 2016 (and closed over the second and third quarters 2016).  These Eagle Ford assets were reclassified and are presented as development and production assets and exploration and evaluation expenditures as at 31 December 2016.

The Company’s Cooper Basin assets no longer met the definition as held for sale as at 31 December 2016.  However, the Company still intends to dispose of the assets, as they fall outside the Company’s strategic focus.

NOTE 15 — FAIR VALUE MEASUREMENT

The following table presents financial assets and liabilities measured at fair value in the consolidated statement of financial position in accordance with the fair value hierarchy.  This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:                            quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:                            inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:                            inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.  The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 31 December 2016 (US$’000)	Level 1	Level 2	Level 3	Total

Assets measured at fair value
Derivative commodity contracts	—	279	—	279
Liabilities measured at fair value
Derivative commodity contracts	—	7,794	—	7,794
Net fair value	—	7,515	—	7,515

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — FAIR VALUE MEASUREMENT continued

Consolidated 31 December 2015 (US$’000)	Level 1	Level 2	Level 3	Total

Assets measured at fair value
Derivative commodity contracts	—	13,917	—	13,917
Investment in equity instruments at fair value though profit and loss “FVTPL”	89	—	—	89

Net fair value	89	13,917	—	14,006

During the years ended 31 December 2016 and 2015, respectively, there were no transfers between level 1 and level 2 fair value measurements, and no transfer into or out of level 3 fair value measurements.

Measurement of Fair Value

a)   Derivatives

The Company’s derivative instruments consist of commodity contracts (primarily swaps and collars) and a foreign currency contract. The Company utilises present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy.

b)   Investment in Equity Securities - FVTPL

The Company purchased 122 million shares of Elixer Petroleum (ASX: EXR) in conjunction with its purchase of NSE in 2015. The fair value of the securities was determined using ASX trade data, which is directly observable by the Company, and was included with the Level 1 fair value hierarchy as at 31 December 2015. The Company sold its investment in Elixer Petroleum for $0.1 million in 2016.

c)   Credit Facilities

As at 31 December 2016, the Company had $125 million and $67 million of principal debt outstanding on its Term Loan and Revolving Facility, respectively. The estimated fair value of the Term Loan was approximately $123 million, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the Term Loan was determined by using a discounted cash flow model using a discount rate that reflects the Company’s assumed borrowing rate at the end of the reporting period.  The Company’s Revolving Facility has a recorded value that approximates its fair value as its variable interest rate is tied to current market rates and the applicable margins of 2%-3% represent market rates.

e)   Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — OTHER CURRENT ASSETS

Year ended 31 December	2016 US$’000	2015 US$’000

Investment in equity instruments - FVTPL	—	89
Cash advances to other operators	27	27
Oil inventory on hand, lesser of cost or net realizable value	517	632
Equipment inventory, lesser of cost or net realizable value	1,721	783
Prepaid expenses	1,807	2,578
Other	6	45
Total other current assets	4,078	4,154

NOTE 17 — DEVELOPMENT AND PRODUCTION ASSETS

	2016	2015
Year ended 31 December	US$’000	US$’000

Costs carried forward in respect of areas of interest in:
Development and production assets, at cost:
Producing assets	838,792	694,111
Wells-in-progress	4,997	38,210
Undeveloped assets	30,119	62,781
-Development and production assets, at cost:	873,908	795,102
Accumulated depletion	(258,613)	(211,123)
Accumulated impairment	(258,277)	(256,036)
Total development and production expenditure	357,018	327,943
Less amount classified as asset held for sale	(18,309)	(77,021)
Total Development and Production Expenditure, net of assets held for sale	338,709	250,922

a) Movements in carrying amounts:
Development expenditure
Balance at the beginning of the period	250,922	519,013
Amounts capitalised during the period	57,893	76,831
Amounts transferred from exploration phase	—	4,898
Fair value of assets acquired	23,873	13,170
Exploratory dry hole costs previously included in wells-in progress	—	(2,416)
Revision to restoration provision	3,238	(5,715)
Depletion expense	(47,490)	(93,429)
Impairment expense	(3,409)	(184,408)
Development and production assets sold during the period	(5,030)	—
Reclassifications from assets held for sale	77,021	—
Reclassifications to assets held for sale	(18,309)	(77,021)
Balance at end of period	338,709	250,922

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — DEVELOPMENT AND PRODUCTION ASSETS continued

Borrowing costs relating to drilling of development wells that have been capitalized as part of oil and gas properties during the years ended 31 December 2016 and 2015 were $1.1 million and $1.6 million, respectively.  The interest amounts capitalized as a percent of the total bank interest incurred for years ended 31 December 2016 and 2015 were 6.7% and 14.1%, respectively.

NOTE 18 — EXPLORATION AND EVALUATION EXPENDITURE

	2016	2015
Year ended 31 December	US$’000	US$’000

Costs carried forward in respect of areas of interest in:
Exploration and evaluation phase, at cost	176,550	178,693
Provision for impairment	(142,184)	(138,759)
Total exploration and evaluation expenditures	34,366	39,934
Less amount classified as asset held for sale	—	(13,611)
Total Exploration and Evaluation Expenditure, net of assets held for sale	34,366	26,323

a) Movements in carrying amounts:
Exploration and evaluation
Balance at the beginning of the period	26,323	155,130
Amounts capitalised during the period	4,429	22,508
Fair value of assets acquired (1)	—	4,586
Exploration costs expensed (2)	(30)	(183)
Amounts transferred to development phase	—	(4,898)
Exploration tenements sold during the period	(2,096)	—
Impairment expense	(7,871)	(137,209)
Reclassifications from assets held for sale (3)	13,611
Reclassifications from to assets held for sale (3)	—	(13,611)
Balance at end of period	34,366	26,323

(1)         In 2015, the Company acquired a 17.5% WI in the PEL570 concession in the Cooper Basin during 2015 as part of its acquisition of NSE.

(2)         In 2015, the Company expensed costs associated with two exploratory wells located in the Eagle Ford that did not have economically recoverable reserves (i.e. dry hole wells).

(3)         In 2016, the Company committed to a plan to sell its interest in its Mississippian/Woodward assets.  In 2015, the Company had committed to a plan to sell its interest in the Cooper Basin and 25% of its Eagle Ford assets.  However, the Company changed its strategy in June 2016 as a result of its capital raise, and as of 31 December 2016, no longer intended to sell its interest in Eagle Ford assets.

The ultimate recoupment of costs carried forward for exploration phase is dependent on the successful development and commercial exploitation or sale of respective areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — IMPAIRMENT OF NON-CURRENT ASSETS

Year-End 2016

At 31 December 2016, the Group reassessed the carrying amount of its non-current assets for indicators of impairment or whether there is any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group’s accounting policy.  The Company determined there was no indication of impairment or impairment reversal for its Eagle Ford assets. The Company determined that there was an indication of impairment for its Mississippian/Woodward and Cooper Basin assets.

Each of the Group’s development and production asset CGUs include all of its developed producing properties, shared infrastructure supporting its production and undeveloped acreage that the Group considers technically feasible and commercially viable.

Mississippian/Woodward assets

Beginning in June 2016, the Company actively marketed its Mississippian/Woodward assets.  Based on the value of third-party bids and the execution of a purchase of sale agreement subsequent to year-end, the Company determined that there was an indication of impairment of both its exploration and evaluation assets and development and production assets.  The Company recorded an impairment expense of $4.6 million, which is equal to the difference between the carrying value and the estimated sale proceeds, less selling costs.

Cooper Basin

The Company has not received operational information indicating that the recovery of the Company’s carrying costs in the Cooper Basin is likely.  As such, the Company wrote the asset down to nil and recorded an impairment expense of $6.7 million during the year ended 31 December 2016.

Year-End 2015

At 31 December 2015, the Group determined that due to the decline in the oil pricing environment, that there was an indication of impairment for all of its exploration and evaluation expenditures and its development and production assets.

Estimates of recoverable amounts are based on the higher of an asset’s value-in-use or fair value less costs to sell (level 3 fair value hierarchy), using a discounted cash flow method, and are most sensitive to the key assumptions such as pricing, discount rates, and reserve risk factors. For its development and production assets, the Group has used the FVLCS calculation whereby future cash flows are based on estimates of hydrocarbon reserves in addition to other relevant factors such as value attributable to additional reserves based on production plans.  For its exploration and evaluation expenditures, the Group has used the FVLCS calculation determined by the probability weighted combination of a discounted cash flow method and market transactions for comparable undeveloped acreage.

Estimates of future commodity prices are based on the Group’s best estimates of future market prices with reference to bank price surveys, external market analysts’ forecasts, and forward curves.  Future prices ($/bbl) used for the 31 December 2015 FVLCS calculation were as follows:

2016	2017	2018	2019 and thereafter
$40.00	$50.00	$60.00	$70.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — IMPAIRMENT OF NON-CURRENT ASSETS continued

As at 31 December 2015, the post-tax discount rate that has been applied to the above non-current assets were 9.0% and 10.0% for proved developed producing and proved undeveloped properties, respectively.  As at 31 December 2015, the Group also applied further risk-adjustments appropriate for risks associated with its proved undeveloped reserves using a risk-adjustment rate of 20% based on the risk associated with the undeveloped reserve category.

Recoverable amounts and resulting impairment expense recognized in conjunction with the Company’s impairment analysis as at 31 December 2016 and 2015 are presented in the table below.

31 December 2016	Carrying costs	Recoverable amount (1)	Impairment
Cash-generating unit (2)	US$’000	US$’000	US$’000

Exploration and evaluation expenditures:
Mississippian/Woodford	1,183	—	1,183
Cooper Basin	6,688	—	6,688
Total exploration and evaluation	7,871	—	7,871
Development and production assets:
Mississippian/Woodford	21,693	18,309	3,384
Total development and production assets	21,693	18,309	3,384

31 December 2015	Carrying costs	Recoverable amount (1)	Impairment
Cash-generating unit (3)	US$’000	US$’000	US$’000

Exploration and evaluation expenditures:
Eagle Ford	151,171	33,511	(117,660)
Mississippian/Woodford	5,164	1,190	(3,974)
Cooper Basin	7,436	5,234	(2,202)
Total exploration and evaluation	163,771	39,935	(123,836)
Development and production assets:
Eagle Ford	431,796	308,083	(123,713)
Mississippian/Woodford	77,940	19,859	(58,081)
Total development and production assets	509,736	327,942	(181,794)

(1)  Before reclassification of assets held for sale.

(2)  The total impairment expense for the year ended 31 December 2016 was $11.3 million, which was net of an adjustment to prior year impairment expense of $1.1 million related to a vendor discount for well completion services obtained subsequent to the filing of the Company’s 2015 Annual Report.  Total impairment expense was $10.2 million.

(3)  The 31 December 2015 table reflects the year-end impairment analysis.  The Company also recorded impairment expense related to its Mississippian/Woodford development and production assets of $2.6 million and its exploration and evaluation assets of $13.4 million during the first half of the year ended 31 December 2015.

Any further adverse changes in any of the key assumptions may result in future impairments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — PROPERTY AND EQUIPMENT

	2016	2015
Year ended 31 December	US$’000	US$’000

Property and equipment, at cost	3,146	2,942
Accumulated depreciation	(1,935)	(1,560)
Total Property and Equipment	1,211	1,382

a) Movements in carrying amounts:

Balance at the beginning of the period	1,382	1,554
Amounts capitalized during the period	355	372
Amounts disposed of during the period	(151)	—
Depreciation expense	(375)	(544)
Balance at end of period	1,211	1,382

NOTE 21 — TRADE AND OTHER PAYABLES AND ACCRUED EXPENSES

	2016	2015
Year ended 31 December	US$’000	US$’000

Oil and natural gas property and operating related	18,588	37,167
Administrative expenses, including salaries and wages	2,225	1,253
Accrued interest payable	2,761	3,051
Total trade, other payables and accrued expenses	23,574	41,471

NOTE 22 — OTHER PROVISIONS

	2016	2015
Year ended 31 December	US$’000	US$’000

Current
Restructuring — office space consolidation	154	—
Third-party refracture	2,572	—
Provisions, current	2,726	—
Long-term
Restructuring — office space consolidation	91	—
Third-party refracture	3,208	—
Other provisions, non-current	3,299	—
Total other provisions	6,025	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — OTHER PROVISIONS continued

During 2016, the Company entered into an agreement with Schlumberger Limited (“Schlumberger”) to re-fracture five Eagle Ford wells.  Under the terms of the agreement, Schlumberger will be paid for the services, plus a premium (if applicable), from the incremental production generated by the re-fractured wells above the forecasted base production prior to the re-fracture work. The term of the agreement is five years.  The estimate of the payout amount requires judgements regarding production, pricing, future operating costs and discount rates.

During 2016, the Company also recognized a provision related to certain office space that will no longer be used as a result of office space consolidation. The office-lease-related costs represents the Company’s estimate of future obligations under the operating leases, net of anticipated sublease income.   The Company’s office lease is in place through 2019.

NOTE 23 — CREDIT FACILITIES

	2016	2015
	US$000	US$000
Revolving Facility	66,750	67,000
Term Loan	125,000	125,000
Total Credit Facilities	191,750	192,000
Deferred financing fees, net of accumulated amortisation	(3,501)	(4,257)
Total credit facilities, net of deferred financing fees	188,249	187,743

On May 14, 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into a Credit Agreement (the “Credit Agreement”) with Morgan Stanley Energy Capital, Inc., as administrative agent (“Agent”) and the lenders from time to time party thereto, which provides for a $300 million senior secured revolving credit facility (the “Revolving Facility”) and a term loan of $125 million (the “Term Loan”). The Revolving Facility is subject to a borrowing base, which is redetermined at least semi-annually. The borrowing base was reaffirmed at $67 million in the fourth quarter of 2016. The Revolving Facility has a five year term (matures in May 2020) and the Term Loan has a 5 ½ year term (matures in November 2020). If upon any downward adjustment of the borrowing base, the outstanding borrowings are in excess of the revised borrowing base, the Company may have to repay its indebtedness in excess of the borrowing base immediately, or in five monthly installments.

The Company had a $0.3 million letter of credit outstanding on its Revolving Facility and therefore had no borrowing availability as at 31 December 2016.

Interest on the Revolving Facility accrues at a rate equal to LIBOR, plus a margin ranging from 2% to 3% depending on the level of funds borrowed. Interest on the Term Loan accrues at a rate equal to the greater of (i) LIBOR, plus 7% or (ii) 8%.

The Company is required under our Credit Agreement to maintain the following financial ratios:

•                  a minimum current ratio, consisting of consolidated current assets including undrawn borrowing capacity to consolidated current liabilities, of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;

•                  a maximum leverage ratio, consisting of consolidated Revolving Facility Debt to adjusted consolidated EBITDAX (as defined in the Credit Facility), of not greater than 4.0 to 1.0 as of the last day of any fiscal quarter;

•                  a minimum interest coverage ratio, consisting of EBITDAX to Consolidated Interest Expense (as defined in the Credit Facility), of not less than 2.0 to 1.0 as of the last day of any fiscal quarter; and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — CREDIT FACILITIES continued

•                  An asset coverage ratio, consisting of PV9% to Total Debt (as defined in the Credit Facility), of not less than 1.50 to 1.0.

As at 31 December 2016, the Company was in compliance with all restrictive financial and other covenants under the Credit Agreement.

NOTE 24 — RESTORATION PROVISION

The restoration provision represents the Company’s best estimate of the present value of restoration costs relating to its oil and natural gas interests, which are expected to be incurred through 2046.  Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.  The estimate of future removal costs requires management to make significant judgments regarding removal date or well lives, the extent of restoration activities required, discount and inflation rates. These estimates are reviewed regularly to take into account any material changes to the assumptions.  However, actual restoration costs will reflect market conditions at the relevant time.  Furthermore, the timing of restoration is likely to depend on when the fields cease to produce at economically viable rates.  This in turn will depend on future oil and natural gas prices, which are inherently uncertain.

	2016	2015
Year ended 31 December	US$’000	US$’000

Balance at the beginning of the period	3,088	8,866
New provisions	305	560
Changes in estimates (1)	2,956	(5,661)
Disposals	(28)	—
Settlements	(86)	(290)
New provisions assumed from acquisition	894	334
Unwinding of discount	140	23
Reclassification from liabilities held for sale	744	—
Reclassification to liabilities held for sale	(941)	(744)
Balance at end of period	7,072	3,088

(1)         The change in estimates for the year ended 31 December 2016 was primarily related to additional surface reclamation costs included in the Company’s estimate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 — DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the following:

		2015
Year ended 31 December	2016 US$’000	US$’000 (Restated)

Net deferred tax assets:
Share issuance costs	1,534	1,342
Net operating loss carried forward	2,636	3,659
Accrued interest	(2,756)	(2,847)
Development and production expenditure	1,269	(241)
Other	—	—
Total net deferred tax assets	2,683	1,913

Deferred tax liabilities:
Development and production expenditure	(10,654)	1,509
Derivatives	—	(4,371)
Other	—	(32)
Offset by deferred tax assets with legally enforceable right of set-off:
Net operating loss carried forward	7,218	—
Credits	—	150
Accrued interest	3,436	2,744
Total net deferred tax liabilities	—	—

NOTE 26 — ISSUED CAPITAL

Total ordinary shares issued and outstanding at each period end are fully paid.  All shares issued are authorized.  Shares have no par value.

Number of Shares
a) Ordinary Shares
Total shares issued and outstanding at 31 December 2014	549,295,839
Shares issued during the year (1)	9,807,723
Total shares issued and outstanding at 31 December 2015	559,103,562
Shares issued during the year	690,248,054
Total shares issued and outstanding at 31 December 2016	1,249,351,617

(1)         Includes 1.5 million shares held in escrow related to the Company’s acquisition of NSE. The shares are expected to be returned to the Company in satisfaction of certain unresolved due diligence defects during 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 — ISSUED CAPITAL continued

Ordinary shares participate in dividends and the proceeds on winding up of the Parent Company in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

	2016	2015
Year ended 31 December	US$’000	US$’000

b) Issued Capital
Beginning of the period	308,429	306,853
Shares issued in connection with:
Share consideration paid in business combination	—	1,576
Shares issued in conjunction with private placement (1)	67,499	—
Total shares issued during the period	67,499	1,576
Cost of capital raising during the period, net of tax benefit	(2,343)	—
Closing balance at end of period	373,585	308,429

(1)         Throughout the second and third quarters of 2016, the Company completed a 3-tranche private placement of 685 million ordinary shares to professional and sophisticated investors for net proceeds of $64.2 million.  The Company also recognized a tax benefit on the cost of capital of $1.0 million.  Proceeds were used to accelerate development in the Eagle Ford and to finance its 2016 Eagle Ford acquisitions.

c)                    Restricted Share Units on Issue

Details of the restricted share units issued or issuable as at 31 December:

Grant Date	2016 No. of RSUs	2015 No. of RSUs

15 Oct 2012	—	352,676
19 April 2013	—	204,914
28 May 2013	—	93,562
15 April 2014	393,311	658,080
5 May 2014	—	45,000
12 May 2014	—	63,332
30 May 2014	167,997	503,991
27 April 2015	—	28,874
28 May 2015	1,030,075	1,545,113
28 May 2015 (1)	1,545,113	1,545,113
24 June 2015	2,382,229	4,267,002
24 June 2015(1)	2,267,879	2,815,681
17 July 2015	—	1,275,000
1 August 2015	214,000	321,000
15 March 2016(2)	6,824,950	—
27 May 2016(2)	4,342,331	—
29 June 2016(3)	3,614,316	—
15 August 2016(2)	800,000	—
15 August 2016	200,000	—
Total RSUs outstanding	23,782,201	13,719,338

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 — ISSUED CAPITAL continued

(1)         RSU’s vest based on 3-year total shareholder return (“TSR”) as compared to the 20-day volume weighted average price (“VWAP”) at 31 December 2014.

(2)         ATSR RSUs vest based on 3-year total shareholder return as compared to the 20-day VWAP at 31 December 2015.  These are described in more detail in the Remuneration Report on page 24.

(3)         Shares will be formally issued on the ASX subsequent to 31 December 2016.

d)                         Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern.

The Group’s debt and capital includes ordinary share capital and financial liabilities, supported by financial assets.  Other than the covenants described in Note 23, the Group has no externally imposed capital requirements.

Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and in the market.  These responses include the management of debt levels, distributions to shareholders and shareholder issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior period.  The strategy is to ensure that any significant increases to the Group’s debt or equity through additional draws or raises have minimal impact to its gearing ratio.  As at 31 December 2016 and 2015, the Company had $192 million outstanding debt.

NOTE 27 — RESERVES

a)   Share Based Payments Reserve

The share based payments reserve records items recognised as expenses on valuation of employee share options and restricted share units.

b)  Foreign Currency Translation Reserve

The foreign currency translation reserve records exchange differences arising on translation of the Parent Company.

NOTE 28 — CAPITAL AND OTHER EXPENDITURE COMMITMENTS

Capital commitments relating to tenements

As at 31 December 2016, all of the Company’s core exploration and evaluation and development and production assets are located in the Oklahoma and Texas. The Company has an interest in a non-core exploration and evaluation license located in Australia.

The mineral leases in the exploration prospects in the US have primary terms ranging from 3 years to 5 years and generally have no specific capital expenditure requirements.  However, mineral leases that are not successfully drilled and included within a spacing unit for a producing well within the primary term will expire at the end of the primary term unless re-leased.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 — CAPITAL AND OTHER EXPENDITURE COMMITMENTS continued

The Company is committed to fund exploratory drilling in the Cooper Basin (Australia) of up to approximately A$10.6 million through 2019, of which A$5.9 million (US$4.3 million) had been incurred as at 31 December 2016.

The following tables summarize the Group’s contractual commitments not provided for in the consolidated financial statements:

As at 31 December 2016	Total US$’000	Less than 1 year	1 – 5 years	More than 5 years
Cooper Basin capital commitments (1)	3,373	1,687	1,686	—
Drilling rig commitments (2)	1,085	1,085	—	—
Operating lease commitments (3)	4,123	1,353	2,267	503
Employment commitments (3)	740	370	370	—
Total expenditure commitments	9,321	4,495	4,323	503

As at 31 December 2015	Total US$’000	Less than 1 year	1 – 5 years	More than 5 years
Cooper Basin capital commitments (1)	5,098	2,549	2,549	—
Operating lease commitments (3)	5,892	1,372	4,520	—
Employment commitments (4)	372	372	—	—
Total expenditure commitments	11,362	4,293	7,069	—

(1)         The Company has capital commitments to fund exploratory drilling in the Cooper Basin (Australia) of up to approximately A$10.6 million through 2019 (commitment amounts in table shown in USD translated at year-end.  Timing of commitment may vary based on drilling activity by the operator.

(2)         As at 31 December 2016 the Company had one drilling rig contracted to drill seven wells during 2017.  The amount represents minimum expenditure commitments should the Company elect to terminate this contract prior to term.

(3)         Represents commitments for minimum lease payments in relation to non-cancellable operating leases for office space, compressor equipment and the Company’s amine treatment facility not provided for in the consolidated financial statements.

(4)         Represents commitments for the payment of salaries and other remuneration under long-term employment and consultant contracts not provided for in the consolidated financial statements. Details relating to the employment contracts are set out in the Company’s Remuneration Report.

Subsequent to 31 December 2016, the Company contracted two additional drilling rigs with minimum expenditure commitments of $0.6 million during 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 — CONTINGENT ASSETS AND LIABILITIES

In August 2015, the Company received notice from the buyer of its non-operated Phoenix properties sold in December 2013 that they filed a lawsuit against the Company. The claim of $0.9 million relates to costs not included by the buyer on the final post-closing settlement, for which it seeks reimbursement from the Company. The Company does not believe the case has merit and continues to vigorously defend itself against the lawsuit.

The Company recognizes a contingent liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.  While the outcome of these lawsuits and claims cannot be predicted with certainty, it is the opinion of the Company’s management that as of the date of this report, it is not probable that the aforementioned claims and litigation involving the Company will have a material adverse impact on the Company.  Accordingly, no material amounts for loss contingencies associated with litigation, claims or assessments have been accrued at December 31, 2016 or 2015.   At the date of signing this report, the Group is not aware of any other contingent assets or liabilities that should be recognized or disclosed in accordance with AASB 137/IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

NOTE 30 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America.  All of the basins and/or formations in which the Company operates in North America have common operational characteristics, challenges and economic characteristics.  As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker (“CODM”), whom is the Company’s Managing Director and Chief Executive Officer, that the Company has one reportable segment being oil and natural gas exploration and production in North America.  As at 31 December 2016, all statement of profit or loss and other comprehensive income activity was attributed to its reportable segment with the exception of $6.7 million of pre-tax impairment expense, which related to the impairment of its Cooper Basin assets in Australia.

Geographic Information

The operations of the Group are located in two geographic locations, North America and Australia.  The Company’s Australian assets (Cooper Basin) were acquired in 2015 from NSE and the Company intends to sell these assets as they fall outside the Company’s strategic focus. All revenue is generated from sales to customers located in North America.  As at 31 December 2016, the carrying value of the assets held in Australia was nil.

Revenue from two major customers exceeded 10 percent of Group consolidated revenue for the year ended 31 December 2016 and accounted for 69 and 12 percent, respectively (2015: three major customers accounted for 30, 29 and 22 percent, respectively) of our consolidated oil, natural gas and NGL revenues.  In addition, 12% of the Company’s revenue is paid from a single third party oil and gas operator at a non-operated oil and gas property.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 — CASH FLOW INFORMATION

	2016	2015
Year ended 31 December	US$’000	US$’000

a) Reconciliation of cash flows from operations with income from ordinary activities after income tax
Loss from ordinary activities after income tax	(45,694)	(263,835)
Adjustments to reconcile net profit to net operating cash flows:
Depreciation and amortisation expense	48,147	94,584
Share based compensation	2,524	4,100
Unrealised (gains) losses on derivatives	21,433	(3,444)
Net gain on sale of properties	—	(790)
Decrease in fair value of equity securities at FVTPL	—	90
Impairment of development and production assets	10,203	321,918
Unsuccessful exploration and evaluation expense	30	—
Loss on debt extinguishment	—	1,151
Add: Interest expense and financing costs(disclosed in investing and financing activities)	12,219	9,418
Recognition of DTA on items directly within equity	986	—
Less: Gain from insurance proceeds and litigation settlement (disclosed in investing activities)	(3,603)	—
Less: Loss on foreign currency derivative (disclosed in financing activities)	390	—
Other	21	2,240
Changes in assets and liabilities:
- (Decrease) increase in current and deferred income tax	(826)	(100,853)
- (Increase) decrease in other current assets	(511)	2,742
- Decrease increase in trade and other receivables	2,009	7,007
- Decrease in trade and other payables	(5,080)	(2,177)
- Decrease (increase) in tax receivable	412	(6,903)
- Decrease in non-current liability	—	(1,430)
Net cash provided by operating activities	42,660	64,469

b) Non Cash Financing and Investing Activities
- During the year ended 31 December 2015, the net gain on sale of properties primarily related to an ad valorem tax true-up related to properties sold in 2014.
- The Company had additions to oil and natural gas properties of $13,161 and $22,559 included in current liabilities at 31 December 2016 and 2015, respectively.

NOTE 32 — SHARE BASED PAYMENTS

The Company recognized share based compensation expense for the years ended 31 December 2016 and 2015 of $2.7 million and $4.1 million, respectively, comprised of RSUs (equity-settled) and deferred cash awards (cash-settled).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 — SHARE BASED PAYMENTS continued

Restricted Share Units

During the years ended 31 December 2016 and 2015, the Board of Directors awarded 16,992,192 and 13,322,262 RSUs, respectively, to certain employees (of which 5,113,281 and 3,090,000, respectively, granted to the Company’s Managing Director were approved by shareholders).  These awards were made in accordance with the long-term equity component of the Company’s incentive compensation plan, the details of which are described in more detail in the Remuneration Report of the Directors’ Report.  The fair value calculation methodology is described in Note 1.  RSU expense totalled $2.5 million and $4.1 million for the years ended 31 December 2016 and 2015, respectively.  This information is summarised for the Group for the years ended 31 December 2016 and 2015, respectively, below:

	Number of RSUs	Weighted Average Fair Value at Measurement Date A$

Outstanding at 31 December 2014	2,964,177	0.93
Issued or Issuable	13,322,262	0.53
Converted to ordinary shares	(3,805,789)	0.63
Forfeited	(46,312)	0.93
Outstanding at 31 December 2015	12,434,338	0.55
Issued or Issuable (1)(2)	18,267,192	0.18
Converted to ordinary shares	(5,501,538)	0.54
Forfeited	(1,417,792)	0.59
Outstanding at 31 December 2016	23,782,201	0.34

(1)        Includes 1,275,000 of RSUs formally issued on the ASX in 2016 in conjunction with a 2015 option conversion.

(2)         Includes 3,853,961 of RSUs that will be formally issued on the ASX subsequent to 31 December 2016.

The following tables summarise the RSUs issued and their related grant date, fair value and vesting conditions:

RSUs awarded during the year ended 31 December 2016:

Grant Date	Number of RSUs	Fair Value at Measurement Date (Per RSU in US$)	Vesting Conditions
15 March 2016	6,824,950	$0.15	0% -133% based on 3 year ATSR
27 May 2016	4,342,331	$0.10	0% -133% based on 3 year ATSR
27 May 2016	770,950	$0.12	100% vested immediately
29 June 2016	3,853,961	$0.08	33% on 1 January 2017, 2018 and 2019
15 August 2016	400,000	$0.11	50% on 13 November 2016 and 50% on 11 February 2017
15 August 2016	800,000	$0.11	0% -133% based on 3 year ATSR
	16,992,192

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32 — SHARE BASED PAYMENTS continued

RSUs awarded during the year ended 31 December 2015:

Grant Date	Number of RSUs	Fair Value at Measurement Date (Per RSU in US$)	Vesting Conditions
27 April 2015	28,874	$0.52	25% on 27 April 2016, 2017, 2018 and 2019
28 May 2015	1,545,113	$0.45	33% on 31 January 2016, 2017 and 2018
28 May 2015	1,545,113	$0.67	0% - 200% based on 3 year total shareholder return as compared to peers
24 June 2015	4,267,002	$0.40	33% on 31 January 2016, 2017 and 2018
24 June 2015	2,815,681	$0.57	0% - 200% based on 3 year total shareholder return as compared to peers
24 June 2015	2,809,479	$0.40	100% vested upon issuance
1 September 2015	321,000	$0.25	33% on 31 January 2016, 2017 and 2018
	13,332,262

Upon vesting, and after a certain administrative period, the RSUs are converted to ordinary shares of the Company.  Once converted to ordinary shares, the RSUs are no longer restricted.  For the years ended 31 December 2016 and 2015, the weighted average price of the RSUs at the date of conversion was A$0.11 and A$0.52 per share, respectively.

At 31 December 2016, the weighted average remaining contractual life of the RSUs was 1.7 years.

Deferred Cash Awards

During the year ended 31 December 2016, the Board of Directors awarded $2,079,879 deferred cash awards to certain employees (of which $601,250 were granted to the Company’s Managing Director approved by shareholders).  Under the deferred cash plan, awards may vest between 0%-300%, earned through appreciation in the price of Sundance’s ordinary shares during 2017 and 2018 (50% of award will be evaluated for vesting at each period end).  The details of the award is described in more detail in the Remuneration Report of the Directors’ Report and the fair value calculation methodology is described in Note 1. The estimated fair value of each one dollar unit of deferred cash awards as at 31 December 2016 was $0.38 and $0.28 for awards vesting at the end of 2017 and 2018, respectively, resulting in a total liability $0.2 million.

Grants Subsequent to Year End

Subsequent to 31 December 2016, the Board granted 10,351,858 RSUs that vest between 0% and 150% based on Company’s three year absolute total shareholder return and $1,504,125 of base deferred cash awards which vest 0-300% based on the Company’s stock price appreciation in 2017, 2018 and 2019.

NOTE 33 — RELATED PARTY TRANSACTIONS

There were no material related party transactions for the years ended 31 December 2016 and 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 — FINANCIAL RISK MANAGEMENT

a)   Financial Risk Management Policies

The Group is exposed to a variety of financial market risks including interest rate, commodity prices, foreign exchange and liquidity risk. The Group’s risk management strategy focuses on the volatility of commodity markets and protecting cash flow in the event of declines in commodity pricing. The Group has historically used derivative financial instruments to hedge exposure to fluctuations in interest rates and commodity prices. The Group’s financial instruments consist mainly of deposits with banks, accounts receivable, derivative financial instruments, credit facility, and payables. The main purpose of non-derivative financial instruments is to providing funding for the Group operations.

i)                 Treasury Risk Management

Financial risk management is carried out by Management. The Board sets financial risk management policies and procedures by which Management are to adhere. Management identifies and evaluates all financial risks and enters into financial risk instruments to mitigate these risk exposures in accordance with the policies and procedures outlined by the Board.

ii)              Financial Risk Exposure and Management

The Group’s interest rate risk arises from its borrowings.  Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

iii)           Commodity Price Risk Exposure and Management

The Board actively reviews oil and natural gas hedging on a monthly basis. Reports providing detailed analysis of the Group’s hedging activity are continually monitored against Group policy. The Group sells its oil on market using NYMEX West Texas Intermediary (WTI) and Louisiana Light Sweet (LLS) market spot rates reduced for basis differentials in the basins from which the Company produces.  Gas is sold using Henry Hub (HH) and Houston Ship Channel (HSC) market spot prices.  Forward contracts are used by the Group to manage its forward commodity price risk exposure. The Group’s policy is to hedge at least 50% of its proved developed reserves through 2019 and for a rolling 36 month period thereafter, as required by its Credit Agreement. The Group has not elected to utilise hedge accounting treatment and changes in fair value are recognised in the statement of profit or loss and other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 — FINANCIAL RISK MANAGEMENT continued

A summary of the Company’s outstanding hedge positions as at 31 December 2016 is below:

Oil Derivatives (WTI/LLS)		Weighted Average (1)
Year	Units (Bbls)	Floor	Ceiling
2017	930,000	$49.12	$58.78
2018	612,000	$49.88	$58.92
2019	300,000	$52.51	$54.31
Total	1,842,000	$49.87	$58.10

Gas Derivatives (HH/HSC)		Weighted Average (1)
Year	Units (Mcf)	Floor	Ceiling
2017	1,680,000	$2.86	$3.21
2018	1,290,000	$2.95	$3.36
2019	720,000	$2.95	$3.78
Total	3,690,000	$2.91	$3.37

(1)         The Company’s outstanding derivative positions include swaps totaling 1,182,000 Bbls and 1,830,000 Mcf, which are included in both the weighted average floor and ceiling value.

b)             Net Fair Value of Financial Assets and Liabilities

The net fair value of cash and cash equivalent and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximate their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based on discounting future cash flows by the current interest rates for assets and liabilities with similar risk profiles.  Other than the Term Loan, the balances are not materially different from those disclosed in the consolidated statement of financial position of the Group.

c)              Credit Risk

Credit risk for the Group arises from investments in cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers and joint-interest partners including outstanding receivables and committed transactions, and represents the potential financial loss if counterparties fail to perform as contracted. The Group trades only with recognised, creditworthy third parties.

The maximum exposure to credit risk, excluding the value of any collateral or other security, is the carrying amount, net of any impairment of those assets, as disclosed in the balance sheet and notes to the financial statements.  Receivable balances are monitored on an ongoing basis at the individual customer level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 — FINANCIAL RISK MANAGEMENT continued

At 31 December 2016, the Group had one customer that owed the Group approximately $1.5 million and accounted for approximately 21% of total accrued revenue receivables.  To partially mitigate our credit risk, the customer has a letter of credit in place for our benefit.  In the event that the customer defaults, the Company could draw upon the letter of credit.  In addition, the Group had one joint-interest partner that owed the Group approximately $4.0 million of revenue from a non-operated property.  In 2017, the Company expects to begin marketing the production from this property itself; which will reduce its credit risk exposure from this party.  For joint interest billing receivables, if payment is not made, the Group can withhold future payments of revenue, as such, there is minimal to no credit risk associated with these receivables.

d)             Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.  The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities as they become due, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group manages liquidity risk by maintaining adequate reserves and banking facilities by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.  Financial liabilities are at contractual value, except for provisions, which are estimated at each period end.

The Company has the following commitments related to its financial liabilities (US$’000):

Year ended 31 December 2016	Total	Less than 1 year	1 – 5 years	More than 5 years

Trade and other payable	3,579	3,579	—	—
Accrued expenses	19,995	19,995	—	—
Provisions	6,025	2,726	3,299	—
Credit facilities payments, including interest (1)	235,441	12,606	222,835	—
Total	265,040	38,906	226,134	—

Year ended 31 December 2015	Total	Less than 1 year	1 – 5 years	More than 5 years

Trade and other payable	21,588	21,588	—	—
Accrued expenses	19,883	19,883	—	—
Credit facilities payments, including interest (1)	247,259	12,420	234,839	—
Total	288,730	53,891	234,839	—

(1)  Assumes credit facilities are held to maturity.

e)              Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: commodity price risk, interest rate risk and foreign currency risk.  Financial instruments affected by market risk include loans and borrowings, deposits, trade receivables, trade payables, accrued liabilities and derivative financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34 — FINANCIAL RISK MANAGEMENT continued

Commodity Price Risk

The Group is exposed to the risk of fluctuations in prevailing market commodity prices on the mix of oil and gas products it produce.

Commodity Price Risk Sensitivity Analysis

The table below summarises the impact on profit before tax for changes in commodity prices on the fair value of derivative financial instruments.  The impact on equity is the same as the impact on profit before tax as these derivative financial instruments have not been designated as hedges and are and therefore adjusted to fair value through profit and loss.  The analysis assumes that the crude oil and natural gas price moves $10 per barrel and $0.50 per mcf, with all other variables remaining constant, respectively.

Year ended 31 December	2016 US$’000	2015 US$’000

Effect on profit before tax Increase / (Decrease)
Oil
- improvement in US$ oil price of $10 per barrel	(12,813)	(22,731)
- decline in US$ oil price of $10 per barrel	16,233	22,731
Gas
- improvement in US$ gas price of $0.50 per mcf	(1,423)	(2,325)
- decline in US$ gas price of $0.50 per mcf	1,306	2,325

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates.

Interest Rate Sensitivity Analysis

Based on the net debt position as at 31 December 2016 and 2015 with all other variables remaining constant, the following table represents the effect on income as a result of changes in the interest rate.  The impact on equity is the same as the impact on profit before tax.

Year ended 31 December	2016 US$’000	2015 US$’000

Effect on profit before tax Increase / (Decrease)

- increase in interest rates + 2%	(3,357)	(1,140)
- decrease in interest rates - 2%	396	112

This assumes that the change in interest rates is effective from the beginning of the financial year and the net debt position and fixed/floating mix is constant over the year.  However, interest rates and the debt profile of the Group are unlikely to remain constant and therefore the above sensitivity analysis will be subject to change.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35 — SUBSIDIARIES

The Company’s significant subsidiaries are as follows:

Name of Entity	Place of Incorporation	Percentage Owned

Sundance Energy Inc.	Colorado	100
Sundance Energy Oklahoma, LLC	Delaware	100
SEA Eagle Ford, LLC	Texas	100
Armadillo Eagle Ford Holdings, Inc.	Delaware	100
Armadillo E&P, Inc.	Delaware	100
NSE PEL570 LTD	Australia	100

NOTE 36 — PARENT COMPANY INFORMATION

	2016	2015
Year ended 31 December	US$’000	US$’000

Parent Entity
Assets
Current assets	11,103	18,131
Investment in subsidiaries	61,946	37,937
Deferred tax assets	2,683	1,913
Related party note receivable	122,174	112,481
Total assets	197,906	170,463
Liabilities
Current liabilities	83	53
Non-current liabilities	—	—
Total Liabilities	83	53
Total net assets	197,823	170,409
Equity
Issued capital	373,585	308,429
Share based payments reserve	386	386
Foreign currency translation	(52,948)	(48,214)
Retained earnings (loss)	(123,200)	(90,192)
Total equity	197,823	170,409
Financial Performance
Profit/(loss) for the year	(33,009)	(98,651)
Other comprehensive loss	(4,733)	(17,675)
Total loss and other comprehensive income	(37,742)	(116,326)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37 — DEED OF CROSS GUARANTEE

Pursuant to Class Order 98/1418, the wholly-owned subsidiary, Armadillo Petroleum Limited (“APL”), is relieved from the Corporations Act 2001 requirements for preparation, audit and lodgment of its financial reports.

As a condition of the Class Order, SEAL and APL (“the Closed Group”) have entered into a Deed of Cross Guarantee (“Deed”).  The effect of the Deed is that SEAL has guaranteed to pay any deficiency in the event of the winding up of APL under certain provision of the Corporations Act 2001.  APL has also given a similar guarantee in the event that SEAL is wound up.

Set out below is a consolidated statement of profit or loss and other comprehensive income and retained earnings of the Closed Group:

Year ended 31 December	2016 US$’000	2015 US$’000

Loss before income tax	(38,383)	(99,132)

Income tax expense	(1,316)	(1,723)

Loss attributable to members of SEAL	(39,699)	(100,855)

Total comprehensive loss attributable to members of SEAL	(44,440)	(118,526)

(Accumulated deficit)/retained earnings at 1 January	(92,284)	8,572
Accumulated deficit at 31 December	(131,979)	(92,284)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37 — DEED OF CROSS GUARANTEE continued

Set out below is a condensed consolidated statement of financial position of the Closed Group:

Year ended 31 December	2016 US$’000	2015 US$’000

Current assets
Cash and cash equivalents	10,756	245
Trade and other receivables	—	3,426
Other current assets	346	10,001
Assets held for sale	—	5,234
Total current assets	11,102	18,906

Non-current assets
Exploration and evaluation expenditure	40	40
Related party note receivable	122,174	112,481
Deferred tax assets	2,683	1,913
Investment in subsidiaries	56,090	36,543
Total non-current assets	180,987	150,977

Total assets	192,089	169,883

Current liabilities
Trade and other payables	13	31
Accrued expenses	3,031	1,542
Total current liabilities	3,044	1,573

Non-current liabilities
Deferred tax liabilities	—	3
Total non-current liabilities	—	3

Total liabilities	3,044	1,576

Net assets	189,045	168,307

Equity
Issued capital	373,585	308,429
Share based payments reserve	386	386
Foreign currency translation	(52,947)	(48,224)
Retained earnings (accumulated deficit)	(131,979)	(92,284)
Total equity	189,045	168,307

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38 — EVENTS AFTER THE BALANCE SHEET DATE

On 1 March 2017, the Company entered into a binding sale and purchase agreement to divest of its assets located in the Anadarko Basin of Oklahoma for cash of $18.5 million.  The assets being sold include all of the Oklahoma wells and acreage owned by the Company.   The transaction is subject to several common closing conditions such as confirmatory due diligence but is not subject to any financing contingencies.  The Company expects the transaction to close by May 2017.

Directors’ Declaration

The Directors of the Group declare that:

1                 the Financial Statements and Notes as set out on pages 43 to 95 are in accordance with the Corporations Act 2001 and:

a)             comply with Australian Accounting Standards and the Corporations Regulations 2001 and International Financial Reporting Standards as disclosed in Note 1; and

b)             give a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and of the performance for the financial year ended on that date;

2                 the Chief Executive Officer and Chief Financial Officer have declared that:

a)             the financial records of the Group for the year ended have been properly maintained in accordance with section 286 of the Corporations Act 2001;

b)             the financial statements and notes for the financial period comply with the Accounting Standards; and

c)              the financial statements and notes give a true and fair view;

3                 in the Directors’ opinion there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Michael Hannell
Chairman
Adelaide
Dated this 31st day of March 2017

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent Auditor’s Report

to the members of Sundance Energy Australia Limited

Report on the Audit of the Financial Report

Opinion

We have audited the financial report of Sundance Energy Australia Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2016, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of cash flows and the consolidated statement of changes in equity for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, and the directors’ declaration as set out on pages 43 to 96.

In our opinion the accompanying financial report of the Group, is in accordance with the Corporations Act 2001, including:

(i)                                     giving a true and fair view of the Group’s financial position as at 31 December 2016 and of its financial performance for the year then ended; and

(ii)                                  complying with International Financial Reporting Standards and the Corporations Regulations 2001.

Basis for Opinion

We conducted our audit in accordance with International Standards of Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Liability limited by a scheme approved under Professional Standards Legislation.

Member of Deloitte Touche Tohmatsu Limited

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements for the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matter	How the scope of our audit responded to the Key Audit Matter

Accounting for Exploration and Evaluation Assets

As at 31 December 2016 the carrying value of Exploration and Evaluation assets is $34.4 million (2015 $26.3 million) as disclosed in Note 18. This includes exploration and evaluation expenditure capitalised in the current year of $4.4 million as disclosed in Note 18.

The assessment of the carrying value of Exploration and Evaluation assets requires management to exercise significant judgement including in respect of the Company’s intention to proceed with a future work programme for a licence, the right of tenure, and where relevant, the likelihood of licence renewal or extension and the success of exploration and appraisal activities including drilling and geological and geophysical analysis.

Further, judgment is applied in determining the treatment of exploration expenditure in accordance with AASB 6 Exploration for and Evaluation of Mineral Resources. In particular:

•      whether the conditions for capitalisation are satisfied;

•      which elements of exploration and evaluation expenditures qualify for recognition; and

•      whether facts and circumstances indicate that the Exploration and Evaluation assets should be tested for impairment.

Our audit procedures included but were not limited to:

•      Testing the design of key controls management have in place over capitalisation of exploration expenditure and to identify indicators of impairment for Exploration and Evaluation assets,

•      Assessing whether the rights to tenure of the area of interest remained current at balance date,

•      Attending meetings with key operational and finance personnel to obtain an understanding for each material formation of the exploration and appraisal activity undertaken during the year and the results of that activity,

•      Obtaining management’s forecast evidencing the ongoing exploration and appraisal activity, including the future intention for each material formation, by reference to the allocation of future budgeted expenditure,

•      Evaluating the Group’s analysis for assessing impairment indicators of the exploration and evaluation assets, and

•      Testing on a sample basis, evaluation expenditure capitalised during the year for appropriateness of capitalisation.

We also assessed the appropriateness of the related disclosures in Note 18 to the financial statements.

Key Audit Matter	How the scope of our audit responded to the Key Audit Matter

Accounting for Development and Production Assets

As at 31 December 2016 the carrying value of Development and Production assets is $338.7 million (2015 $250.9 million) as disclosed in Note 17.This includes development and production expenditure capitalised in the current year of $57.9 million as disclosed in Note 17.

The assessment of the carrying value of Development and Production assets requires management to exercise significant judgement in identifying indicators of impairment for the purpose of determining whether the recoverable amount of the assets needs to be estimated.

Further, judgment is applied in determining the treatment of exploration expenditure in accordance with AASB 116 Property, Plant and Equipment. In particular:

•      whether the conditions for capitalisation are satisfied;

•      which elements of development and production expenditures qualify for recognition; and

•      whether facts and circumstances indicate that the Development and Production assets should be tested for impairment.

Our audit procedures included but were not limited to:

•      Testing the design of key controls management have in place to determine capitalisation of development and production expenditure and analyse and identify indicators of impairment for Producing and Development assets,

•      Engaging our valuation specialist to challenge and benchmark management’s oil and gas price assumptions against external data, to determine whether they indicate that there has been a significant change with an adverse effect on the Group,

•      Reading new reserve reports obtained by the Group during the year in conjunction with our internal reservoir engineer, to determine whether they indicate there has been a significant change with an adverse effect on the Group,

•      Challenging management’s process for developing its oil and gas reserves estimates, and

•      Testing on a sample basis, development and production expenditure capitalised during the year for appropriateness of capitalisation.

We also assessed the appropriateness of the related disclosures in Note 17 to the financial statements.

Restatement of Prior Year Income Tax

The Group identified an error in its 31 December 2015 income tax accounting, which resulted in a $6.3 million overstatement of its deferred tax liabilities, a $0.4 million overstatement of income tax receivable and a $6.0 million understatement of its income tax benefit.

The 2015 prior period error related to the push down allocation of the Group’s consolidated impairment to the Group’s separate subsidiaries. As a result of this error, the Group’s consolidated deferred income tax liabilities, income tax receivable and income tax benefit were misstated as disclosed in Note 7.

Our audit procedures included but were not limited to:

•      Evaluating management’s assessment and recognition of the restatement associated with its 31 December 2015 income tax accounting,

•      Engaging our internal tax specialists to perform an analysis of the prior period error including the appropriate allocation of the Group’s consolidated impairment to separate subsidiaries,

•      Assessing tax returns and tax reconciliations for compliance with local tax laws, and

•      Reconciling opening tax carrying values against tax returns lodged with tax authorities.

We also assessed the appropriateness of the related disclosures in Note 7 to the financial statements.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 31 December 2016, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Directors’ Responsibilities for the Financial Report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with International Financial Reporting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the International Standards of Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial statements.

As part of an audit in accordance with the International Standards of Auditing, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•                  Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•                  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•                  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•                  Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•                  Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•                  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Group’s audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report of Sundance Energy Australia Limited included in pages 17 to 30 of the directors’ report for the year ended 31 December 2016.

In our opinion, the Remuneration Report of Sundance Energy Australia Limited for the year ended 31 December 2016, has been prepared in accordance with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company have voluntarily presented the Remuneration Report which has been prepared in accordance with the requirements of section 300A of the Corporations Act 2001.

DELOITTE TOUCHE TOHMATSU

Jason Thorne
Partner
Chartered Accountants
Sydney, 31 March 2017

Additional Information compiled as at 15 March 2017

Shareholding

Substantial Shareholders

The names of the substantial shareholders in the Company, the number of equity securities to which each substantial shareholder and substantial holder’s associates have a relevant interest, as disclosed in substantial holding notices given to the Company:

Name	No. of Ordinary Shares	%
GAFFWICK PTY LTD	140,769,646	11.93
JAMES TAYLOR	64,804,045	5.19
ADVISORY RESEARCH, INC.	56,024,156	10.02

Distribution of Equity Securities

Size of Holding

Range	Total Holders	Units	% Issued Capital	Unlisted RSUs
1-1,000	630	243,813	0.02	2
1,001-5,000	1,031	3,141,949	0.25	11
5,001-10,000	648	5,215,104	0.42	7
10,001-100,000	1,485	57,956,319	4.64	54
100,001-9,999,999	594	1,182,794,432	94.67	31
Total	4,388	1,249,351,617	100.00	105

There are 883 shareholders with less than a marketable parcel of shares.

Voting Rights

Fully paid ordinary shares

At meetings of members or classes of members:

a)                         Each member entitled to vote may vote in person or by proxy, attorney or representative;

b)                         on a show of hands, every person present who is a member or proxy, attorney or representative of a member has one vote; and,

c)                          on a poll, every person present who is a member or a proxy, attorney or representative of a member has:

i)                                         for each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, one vote for the share; and,

ii)                                      for each partly paid share, only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable on the share (excluding amounts credited) subject to any rights or restrictions attached to any shares or class or classes of shares.

Unvested RSUs

No voting rights.

Additional Information continued

Twenty largest holders of fully paid Ordinary Shares

Rank	Name	Units	% Issued Capital
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	334,984,595	26.82
2	GAFFWICK PTY LTD	112,269,646	8.99
3	J P MORGAN NOMINEES AUSTRALIA LIMITED	69,574,929	5.57
4	NATIONAL NOMINEES LIMITED	62,421,145	5.00
5	CITICORP NOMINEES PTY LIMITED	57,624,409	4.61
6	WILLIAM TAYLOR NOMINEES PTY LTD	34,771,954	2.78
7	ILWELLA PTY LTD	30,304,308	2.43
8	UBS NOMINEES PTY LTD	30,000,000	2.40
9	GAFFWICK PTY LTD	28,500,000	2.28
10	BNP PARIBAS NOMS PTY LTD	27,280,764	2.18
11	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA	25,882,425	2.07
12	PROVIDENT MINERALS PTE LTD	18,292,076	1.46
13	FINANCIAL MARKET INFRASTRUCTURE FUND PTY LTD	17,759,391	1.42
14	MR JAMES DAVID TAYLOR	14,081,614	1.13
15	CITICORP NOMINEES PTY LIMITED	13,771,747	1.10
16	GROUP INVESTMENT AUSTRALIA PTY LTD	13,081,834	1.05
17	MR JAMES DAVID TAYLOR + MRS MARION AMY TAYLOR	12,163,155	0.97
18	BNP PARIBAS NOMINEES PTY LTD	11,756,465	0.94
19	HEMDIN PTY LIMITED	10,300,000	0.82
20	VISTRA GENEVA SA	10,000,000	0.80
	Total	934,820,457	74.82

Stock Exchanges on which the Company’s Securities are quoted

The Company’s listed equity securities are quoted on the Australian Securities Exchange and the Nasdaq, under Tickers “SEA” and “SNDE”, respectively.

Petroleum Exploration Licenses

As the Company is a petroleum exploration Company, below is a list of its interests in petroleum exploration licences granted, where the licences are situated and the percentage interest held.

Exploration & Development Assets

	ACREAGE		Prospect
	Gross	Net	Ownership %
U.S. Leases

Eagle Ford	50,630	42,776	65-100
Greater Anadarko	29,761	18,508	50-100
US Grand Total	80,391	61,284

Australian Lease

Petroleum Lease License 570			17.5

On Market Buy-back

There is currently no on-market buy-back.

Corporate Information

Sundance Energy Australia Limited
ABN 76 112 202 883

Directors
Michael D. Hannell - Chairman
Eric McCrady - Managing Director and CEO
Damien A. Hannes - Non-Executive Director
Neville W. Martin - Non-Executive Director

Weldon Holcombe — Non-Executive Director

Company Secretary
Damien Connor

Registered Office
28 Greenhill Road
Wayville SA 5034
Phone: (61 8) 8363 0388
Fax: (61 8) 8132 0766

Website: www.sundanceenergy.com.au

Corporate Headquarters
Sundance Energy, Inc.
633 17th Street, Suite 1950
Denver, CO 80202 USA
Phone:  (303) 543-5700
Fax:  (303) 543-5701

Website:  www.sundanceenergy.net

Auditors
Deloitte Touche Tohmatsu

Grosvenor Place

225 George Street

Sydney NSW 2000

PO Box N250 Grosvenor Place

Sydney NSW 1217 Australia

Australian Legal Advisors
Baker & McKenzie

Level 27, AMP Centre

50 Bridge Street

Sydney, NSW 2000

Australia

Bankers
National Australia Bank Limited - Australia

Bank of America Merrill Lynch - United States

Share Registry
Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000

Securities Exchange Listings

Australian Securities Exchange (ASX)

ASX Code:  SEA

NASDAQ: SNDE